                                    FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                 For the period 9 August 2002 to 19 August 2002

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED


         ---------------------------------------------------------------

                 (Translation of registrant's name into English)


      Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,
                                   New Zealand


         ---------------------------------------------------------------

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                                (File No.1-10798)



                     --------------------------------------

                                    CONTENTS



                 This report on Form 6-K contains the following:


                 1.     Fourth Quarter Results to 30 June 2002

                 1.1    Condensed Financial Statements
                 1.2    Management Commentary
                 1.3    Media Release Telecom Full Year Result - 9 August 2002
                 1.4    Appendix 1 plus Annexure One and Two

                 2.     Miscellaneous

                 2.1 Media Release Telecom Extends Relationship with EDS - 9 August 2002



                     ______________________________________
                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                           TELECOM CORPORATION OF NEW
                                              ZEALAND LIMITED


                                      By:       /s/ Linda Cox
                                                ------------------------
                                                Linda Marie Cox
                                                Company Secretary


                                      Dated:    19 August 2002

Telecom Corporation of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statement of Financial Performance
For the year ended 30 June 2002

---------------------------------------------------------------------------------------
                                                                   Year ended 30 June
                                                                  2002    2001    2000
(Dollars in millions, except per share amounts)          notes     $       $       $
---------------------------------------------------------------------------------------
Operating revenues
     Local service                                               1,080   1,071   1,064
     Calling                                               2     1,763   1,816   1,488
     Interconnection                                               145      97      90
     Cellular and other mobile services                            822     865     717
     Internet                                                      209     169     102
     Data                                                          650     601     433
     Other operating revenues                              2       868   1,029     441
     Abnormal revenues                                     3         -     (12)     15
                                                               -----------------------
                                                                 5,537   5,636   4,350
                                                               -----------------------
Operating expenses
     Labour                                                        599     572     486
     Cost of sales                                               1,759   1,852   1,079
     Other operating expenses                                      914     909     728
     Abnormal expenses                                     3       862     256       -
                                                               -----------------------
                                                                 4,134   3,589   2,293
                                                               -----------------------
Earnings before interest, taxation, depreciation and
amortisation                                                     1,403   2,047   2,057

Depreciation and amortisation                              4       815     722     627
                                                               -----------------------
Earnings before interest and taxation                              588   1,325   1,430

Interest income                                                     17      53      34
Interest expense                                                  (430)   (434)   (299)
                                                               -----------------------
Earnings before income tax                                         175     944   1,165

Income tax expense                                                (365)   (283)   (368)
                                                               -----------------------
(Losses) / earnings after income tax                              (190)    661     797

Minority interests in losses / (profits) of subsidiaries             3       -      (8)

Share of associate companies losses after income tax                (1)    (18)     (6)
                                                               -----------------------
Net (losses) / earnings attributable to shareholders              (188)    643     783
                                                               =======================
Net (losses) / earnings per share                              $(0.101) $0.364  $0.447
                                                               =======================
Weighted average number of ordinary shares
    outstanding (in millions)                                    1,863   1,767   1,753
                                                               =======================

Telecom Corporation of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statement of Movements in Equity
For the year ended 30 June 2002

--------------------------------------------------------------------------------
                                                             Year ended 30 June
                                                             2002   2001   2000

(Dollars in millions)                                notes     $      $      $
--------------------------------------------------------------------------------
Equity at the beginning of the year                         2,003  1,219  1,093

Net (losses)/earnings attributable to shareholders           (188)   643    783
Movement in foreign currency translation reserve             (191)   (61)    48
                                                           ---------------------
Total recognised revenues and expenses for the year          (379)   582    831

Movement in minority interests                                 (3)   (83)    82
Dividends                                              5     (423)  (303)  (906)
Tax credit on supplementary dividends                          50     34    100
Capital contributed                                    6       80    554     19
                                                           ---------------------
Equity at the end of the year                               1,328  2,003  1,219
                                                           =====================
Represented by:

Contributed capital                                         1,562  1,482    928
Foreign currency translation reserve                         (203)   (12)    49
Minority interests                                              3      6     89
Retained (losses)/earnings                                    (34)   527    153
                                                           ---------------------
                                                            1,328  2,003  1,219
                                                           =====================

Telecom Corporation of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statement of Financial Position
As at 30 June 2002

--------------------------------------------------------------------------------
                                                                   30 June
                                                              2002         2001
(Dollars in millions)                           notes          $             $
--------------------------------------------------------------------------------

ASSETS
Current assets:

Cash                                                            82            94
Short-term investments                                         230           115
Receivables and prepayments                                  1,111         1,043
Inventories                                                     34            38
                                                          ------------- --------

Total current assets                                         1,457         1,290

Long-term investments                                          866           737
Intangibles                                                  1,097         2,044
Fixed assets                                                 4,826         4,901
                                                          ------------- --------

Total assets                                                 8,246         8,972
                                                          ------------- --------

LIABILITIES AND EQUITY
Current liabilities:

Bank overdraft                                                   -            18
Accounts payable and accruals                                1,230         1,404
Provisions - current                                             5            59
Debt due within one year                                     1,178         2,165
                                                          ------------- --------

Total current liabilities                                    2,413         3,646

Deferred taxation                                               71            23
Provisions - non-current                                         -             2
Long-term debt                                               4,434         3,298
                                                          ------------- --------

Total liabilities                                            6,918         6,969
                                                          ------------- --------

Commitments and contingencies                    7,8

Equity:

Shareholders' funds                                          1,325         1,997
Minority interests                                               3             6
                                                          ------------- --------

Total equity                                                 1,328         2,003
                                                          ------------- --------

Total liabilities and equity                                 8,246         8,972
                                                          ------------- --------

Telecom Corporation of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statement of Cash Flows
For the year ended 30 June 2002

----------------------------------------------------------------------------------------
                                                                   Year ended 30 June
                                                                 2002    2001     2000
(Dollars in millions)                                   note       $       $        $
----------------------------------------------------------------------------------------
Cash flows from operating activities
Cash was provided from / (applied to):
  Cash received from customers                                  5,396    5,172    4,192
  Proceeds from cross border leases                                35       20        -
  Interest income                                                  16       54       19
  Dividend income                                                   3      248        4
  Payments to suppliers and employees                          (3,317)  (3,114)  (2,093)
  Payments from provisions                                        (33)      (5)     (58)
  Income tax paid                                                (304)    (184)    (311)
  Interest paid on debt                                          (445)    (433)    (285)
                                                             ---------------------------
Net cash flows from operating activities                 10     1,351    1,758    1,468
                                                             ---------------------------
Cash flows from investing activities
Cash was provided applied to:
  Sale of fixed assets                                             65       37       57
  (Purchase) / sale of short-term investments, net               (157)     537     (486)
  Purchase of long-term investments                              (341)    (309)    (238)
  Proceeds from sale of subsidiary companies                        -        -       95
  Acquisition of AAPT Limited, excluding cash acquired              -     (635)  (1,189)
  Purchase of fixed assets                                       (828)  (1,478)    (837)
  Capitalised interest paid                                       (10)     (44)     (18)
                                                             ---------------------------
Net cash flows applied to investing activities                 (1,271)  (1,892)  (2,616)
                                                             ---------------------------

Cash flows from financing activities
Cash was provided (applied to) / from:
  Proceeds from long-term debt                                  1,777      412    1,850
  Repayment of long-term debt                                    (949)    (513)    (246)
  (Repayment) / proceeds from short-term debt, net               (557)     212      466
  Capital contributed                                               -      495       23
  Dividends paid                                                 (345)    (477)    (894)
                                                             ---------------------------
Net cash flows (applied to) / from financing activities           (74)     129    1,199
                                                             ---------------------------
Net cash flow                                                       6       (5)      51
Foreign currency translation adjustment                             -        -        1
Opening cash position (including bank overdrafts)                  76       81       29
                                                             ---------------------------
Closing cash position (including bank overdrafts)                  82       76       81
                                                             ---------------------------

       Telecom Corporation of New Zealand Limited and Subsidiaries

       Notes to the Condensed Financial Statements

NOTE   1   FINANCIAL STATEMENTS

       The condensed consolidated financial statements for the year ended 30 June 2002 have been extracted from the audited financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries and associates ("Telecom") and have been prepared in accordance with generally accepted accounting practice in New Zealand ("NZ GAAP").

       The financial statements are expressed in New Zealand dollars. References in these financial statements to "$" and "NZ$" are to New Zealand dollars, references to "US$" are to US dollars and references to "A$" are to Australian dollars.

       Accounting Policies

       Except for the changes in accounting policies referred to below, the accounting policies used in the preparation of the financial statements for the year ended 30 June 2002 are consistent with those used in the preparation of the published financial statements for the years ended 30 June 2001 and 2000.

       Changes in Accounting Policies in the Current Financial Year

       Taxation

       During the year ended 30 June 2002, Telecom changed its policy for accounting for deferred taxation to adopt the comprehensive method. Previously the partial method was used. This change was made to adopt the preferred method in New Zealand Statement of Standard Accounting Practice ("SSAP") 12 "Accounting for Income Tax" and reflects changes in Telecom's assets that previously gave rise to unrecognised timing differences under the partial method of accounting. The impact of this change was to reduce tax expense and decrease the deferred tax liability in the current year by $8 million.

       Changes in Accounting Policies in the Previous Financial Year

       Dividends Proposed after Balance Date

       During the year ended 30 June 2001, Telecom changed its accounting policy for the recognition of dividends proposed after balance date. Under the new policy, dividends are disclosed in the notes to the financial statements (refer Note 9). Previously, all proposed dividends were recognised as liabilities in the Statement of Financial Position.

       Classification of Capital Notes

       Telecom issued long-term fixed interest unsecured subordinated capital notes in the year ended 31 March 1998. Historically these were classified in the Statement of Financial Position as a component of equity, with coupons paid to capital note holders disclosed net of tax in the Statement of Financial Performance.

       Accounting standards published subsequent to the issue of the capital notes require instruments such as capital notes to be classified as debt.

       Accordingly, Telecom reclassified its capital notes from equity to debt in the financial statements at 30 June 2001. Coupon payments on capital notes previously shown separately net of tax have been included pre-tax within interest expense. Movements in the capital notes balance are no longer included in the Statement of Movements in Equity. In the Statement of Cash Flows, payment of capital note coupons previously included separately within cash flows from financing activities has been reclassified to be included within "Interest paid on debt" within cash flows from operating activities.

       In order to facilitate meaningful comparisons with prior periods, the reclassification of capital notes from equity to debt has been reflected throughout all periods presented. These reclassifications have had no impact on Telecom reported net earnings attributable to shareholders or net earnings per share.

       Telecom Corporation of New Zealand Limited and Subsidiaries

       Revenue Recognition

       During the year ended 30 June 2001 Telecom changed its accounting policy for recognising revenue on sales of prepaid cellular minutes and monthly Internet access billings. Revenue on these products was previously recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided.

       The reason for this change in policy was to align with recently issued overseas guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products. The impact of the change was a one-off reduction in revenue in the year ended 30 June 2001 of $12 million, which was disclosed as an abnormal item (see
       Note 3).

       Reclassifications

       Certain reclassifications of prior periods' data have been made to conform to current period classifications.

NOTE   2   CALLING AND OTHER OPERATING REVENUES

     -----------------------------------------------------------------------------------------------------
                                                                            Year ended 30 June
                                                                          2002       2001      2000
     (Dollars in millions)                                                   $           $         $
     -----------------------------------------------------------------------------------------------------
     Calling
      National                                                         1,178       1,181        932
      International                                                      531         568        506
      Other                                                               54          67         50
                                                                       -----------------------------------
                                                                       1,763       1,816      1,488
                                                                       -----------------------------------

     Other operating revenues
      Resale                                                             399         361        101
      Directories                                                        198         188        176
      Equipment                                                           78          63         84
      Miscellaneous other                                                190         166         76
      Dividends from associates                                            -         245          -
      Dividends from other investments                                     3           6          4
                                                                  ----------------------------------------
                                                                         868       1,029        441
                                                                  ----------------------------------------

       Miscellaneous other revenue for the year ended 30 June 2002 includes net gains of $34 million recognised on the prepayment of Telecom's scheduled payment obligations relating to cross border finance leases. A similar lease was prepaid in the year ended 30 June 2001 resulting in a gain of $20 million.

       Telecom Corporation of New Zealand Limited and Subsidiaries
       -------------------------------------------------------------------------

       Notes to the Condensed Financial Statements (continued)

NOTE   3  ABNORMAL ITEMS

       -----------------------------------------------------------------------------------------------
                                                                          Year ended 30 June
                                                                       2002        2001      2000
       (Dollars in millions)                                            $           $          $
       -----------------------------------------------------------------------------------------------
        Abnormal Revenues

          Revenue recognition                                            -          (12)        -
          Sale of AAPT Sat-Tel Pty Limited                               -            -        15
                                                                   -----------------------------------
                                                                         -          (12)       15
                                                                   -----------------------------------
        Abnormal Expenses

          Write-down of goodwill and other AAPT  assets                 850           -         -
          Close-down of CDMA rollout in Australia                        12         215         -
          Write-off of network assets and project costs                   -          41         -
                                                                   -----------------------------------
                                                                        862         256         -
                                                                   -----------------------------------


       Abnormal Revenues

       Revenue Recognition - Change in Accounting Policy

       In June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously, revenue on these products had been recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with recently issued international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products.

       The impact of this change in accounting policy was a one-off deferral of revenue of $12 million. This is made up of a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

       Sale of AAPT Sat-Tel Pty Limited

       In March 2000, AAPT Limited ("AAPT") completed the sale of its wholly owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance are post acquisition profits relating to this sale, before minority interests, of $15 million.

       Abnormal Expenses

       Write-down of goodwill and other AAPT assets

       In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million has been included in the financial results for the year ended 30 June 2002. This diminution in value reflects significant negative industry and economic trends impacting AAPT's operations and expected future growth rates for the Australian telecommunications market.

       The apportionment of this write-down is as follows: advance to associate $133 million, spectrum licences $124 million and goodwill $593 million.

       Advance to associate: AAPT has provided a shareholder advance to its associate AOL7 totalling A$115 million (NZ$133 million). This sum is not expected to be recoverable.

       Telecom Corporation of New Zealand Limited and Subsidiaries
       -------------------------------------------------------------------------

       Notes to the Condensed Financial Statements (continued)

NOTE   3  ABNORMAL ITEMS (continued)

       Spectrum licences: Where changing network construction plans have meant that spectrum is no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of the spectrum does not support the carrying value of the asset, spectrum licences have been written down to expected recoverable amount.

       Goodwill: The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the other asset write-downs described above, was taken as a write-down in the value of goodwill arising from Telecom's acquisition of AAPT.

       Close-down of CDMA Rollout in Australia

       In May 2001, Telecom announced that AAPT and Lucent Technologies ("Lucent") had agreed to close-down the rollout of the Australian CDMA mobile network and to work co-operatively together to resolve outstanding issues.

       As part of the activities to close-down the project, AAPT identified all amounts actually spent or contractually committed in connection with the project. Costs incurred in connection with the project included costs of fixed assets, payments to Lucent and other suppliers, costs associated with site acquisition, costs of labour and consultants employed on the project and other miscellaneous costs. Committed costs consisted primarily of lease commitments, further payments to suppliers and other project expenditure. An assessment was carried out to determine the realisable value of assets acquired, either through sale or redeployment, as well as the extent to which committed costs could be mitigated.

       A charge was recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

       The total charge to abnormal expenses was $215 million. This represented $159 million for writing off project costs to date and $56 million to provide for future commitments.

       In the year ended 30 June 2002 an additional charge of $12 million has been recognised to reflect the final cost of closing down the CDMA network. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project. The CDMA close-down has now been completed and no further costs are expected to arise from it.

       Write-off of Network Assets and Project Costs

       As part of a review of network assets in the year ended 30 June 2001, certain assets were identified as no longer being required for business operations. These assets were determined to have no residual value and were fully written-off at 30 June 2001.

       The majority of the write-off related to assets acquired in connection with the deployment of residential hybrid fibre/coax ("HFC") cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the roll-out and reorganising First Media Limited were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets has subsequently fallen to minimal levels and the decision was been taken to decommission the network. A total charge of $22 million was included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

       The remainder of the abnormal charge represented the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that did not result in capitalisable assets to Telecom.

       Telecom Corporation of New Zealand Limited and Subsidiaries
       -------------------------------------------------------------------------

       Notes to the Condensed Financial Statements (continued)

NOTE   4  DEPRECIATION AND AMORTISATION

--------------------------------------------------------------------------------

                                                   Year ended 30 June
                                                2002      2001      2000
(Dollars in millions)                            $         $          $
--------------------------------------------------------------------------------

    Depreciation                                704        619       583
    Amortisation                                111        103        44
                                               ---------------------------------

                                                815        722       627
                                               ---------------------------------


NOTE   5   DIVIDENDS

       Shares Issued in Lieu of Dividends

       Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2002, 16,301,970 shares with a total value of $79 million were issued in lieu of a cash dividend (30 June 2001: 10,380,917 shares and $59 million).

NOTE   6   CAPITAL CONTRIBUTED

       In May 2001 Telecom undertook an equity placement in order to pay-down existing debt, strengthen Telecom's balance sheet and enhance future financial flexibility. Ninety-one million shares were issued at $5.50 per share.

NOTE   7   COMMITMENTS

       Operating Leases

       Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 June 2002, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for Australian CDMA lease commitments) were $250 million (30 June 2001: $289 million).

       Finance Leases

       Telecom has entered into the sale and leaseback of certain assets. At 30 June 2002, there were no outstanding lease commitments (30 June 2001: $23 million).

       Capital Commitments

       At 30 June 2002, capital expenditure amounting to $85 million (30 June 2001: $184 million), had been committed under contractual arrangements, with substantially all payments due within three years. The capital expenditure commitments principally relate to telecommunications network assets.

       In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has commitments of US$83 million, of which US$44 million is due in the year ended 30 June 2003, US$28 million in the year ended 30 June 2004 and US$11 million in the year ended 30 June 2005.

       Telecom Corporation of New Zealand Limited and Subsidiaries
       -------------------------------------------------------------------------

       Notes to the Condensed Financial Statements (continued)

NOTE   7   COMMITMENTS (continued)

       Investment in Hutchison 3G Australia

       Telecom has acquired a 19.9% stake in Hutchison 3G Australia ("H3G") for A$250 million. H3G will be a dedicated provider of "3rd Generation" wireless communications services in Australia.

       In addition to this initial equity investment, Telecom has committed to provide a further A$150 million of equity to fund the venture's capital expenditure. Payments comprising this further A$150 million of equity are expected to be made early in the 2003 financial year.

NOTE   8  CONTINGENCIES

       Contingent Assets

       Telecommunications Service Obligation Receivable

       In accordance with the Telecommunications Act 2001 ("the Act") Telecom's costs of meeting the Telecommunications Service Obligation ("TSO") are to be shared between industry participants.

       Telecom is entitled to receive from other industry participants a contribution towards the TSO costs for the period 20 December 2001 to 30 June 2002.

       The amount that Telecom will receive as a contribution towards its TSO costs is currently uncertain and will be set by the Commerce Commission through the process specified in the Act. This process is currently ongoing. Accordingly a receivable has not been recognised in the Statement of Financial Position at 30 June 2002.

       Contingent Liabilities

       Lawsuits and Other Claims

       In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

       In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

       On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

       Due to the nature of the Australian telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. To the extent that these disputes are settled in a manner that is contrary to Telecom's interest, it is possible that they will negatively impact on Telecom's financial position. It is not currently possible to quantify any such impact.

       Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

       The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

       Telecom corporation of New Zealand Limited and Subsidiaries
       -------------------------------------------------------------------------

       Notes to the Condensed Financial Statements (continued)

NOTE   8  CONTINGENCIES (continued)

       Bank Guarantees

       AAPT had issued bank guarantees totalling A$1 million as at 30 June 2002 (30 June 2001: A$17 million).

       Cross Border Lease Guarantees

       Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 9 SIGNIFICANT EVENTS AFTER BALANCE DATE

       Declaration of Dividend

       On 8 August 2002, the Board of Directors approved the payment of a fourth quarter dividend of $94 million, representing 5 cents per share. In addition, a supplementary dividend totalling $13 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

       Sale of EDS Shares

       Subsequent to balance date Telecom agreed to sell its 10% stake in EDS New Zealand Limited back to the EDS group. At 30 June 2002, this investment was carried on Telecom's Statement of Financial Position at historical cost of $46 million, within Long-term Investments. The investment will be sold for the original purchase price and therefore no gain or loss will arise on sale.

NOTE 10 RECONCILIATION OF NET (LOSSES) / EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

-----------------------------------------------------------------------------------------------------
                                                                             Year ended 30 June
                                                                        2002      2001      2000
(Dollars in millions)                                                   $          $         $
-----------------------------------------------------------------------------------------------------
Net (losses) / earnings attributable to shareholders                  (188)        643         783
Adjustments to reconcile net (losses) / earnings to net cash flows from operating activities:
  Depreciation and amortisation                                        815         722         627
  Bad and doubtful accounts                                             60          58          43
  Deferred income tax                                                   49          (1)         24
  Share of losses of associate companies                                 1          18           6
  Minority interests in losses of subsidiaries                          (3)          -           8
  Abnormal revenues and expenses                                       862         268         (15)
  Other                                                                (23)        (22)         (2)

Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
  Increase in accounts receivable and related items                   (105)       (222)       (127)
  Decrease in inventories                                                4           1           6
  Increase in current taxation                                           8         108          34
  Decrease in provisions                                               (51)         (5)        (57)
  (Decrease) / increase in accounts payable and related items          (78)        190         138
                                                                  -----------------------------------
Net cash flows from operating activities                             1,351       1,758       1,468
                                                                  -----------------------------------

       Telecom Corporation of New Zealand Limited and Subsidiaries
       -------------------------------------------------------------------------


       Notes to the Condensed Financial Statements (continued)

NOTE   11  QUARTERLY FINANCIAL INFORMATION

-----------------------------------------------------------------------------------------------------------------
                                                                                             Net
                                                                                          (losses)/
                                                            Net                Earnings   earnings        Net
                                                          abnormal              before   attributable   (losses)/
                                               Operating  revenues/             interest     to         earnings
(Dollars in millions, except per share         revenues  (expenses)   EBITDA*   and tax  shareholders   per share
amounts)                                           $          $          $         $          $             $
-----------------------------------------------------------------------------------------------------------------
Quarter ended:
   30 September 2001                           1,406        -         537        339          151         0.081
   31 December 2001                            1,439        -         564        360          161         0.087
   31 March 2002                               1,365        -         573        366          168         0.090
   30 June 2002                                1,327     (862)       (271)      (477)        (668)       (0.357)
                                            ---------------------------------------------------------------------
Year ended 30 June 2002                        5,537     (862)      1,403        588         (188)       (0.101)
                                            ---------------------------------------------------------------------

Quarter ended:
   30 September 2000                           1,291        -         510        343          161         0.092
   31 December 2000                            1,382        -         500        317          139         0.079
   31 March 2001                               1,606        -         779        595          381         0.217
   30 June 2001                                1,357     (268)        258         70          (38)       (0.022)
                                            ---------------------------------------------------------------------
Year ended 30 June 2001                        5,636     (268)      2,047      1,325          643         0.364
                                            ---------------------------------------------------------------------


*  Earnings before interest, taxation, depreciation and amortisation

(Losses) / earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total (losses) / earnings per share for the year.

                                                                   [LOGO]TELECOM

MANAGEMENT COMMENTARY

9 August 2002

Results for the year ended 30 June 2002

--------------------------------------------------------------------------------
Note: All monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated.
--------------------------------------------------------------------------------

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported a net loss of $188 million for the year ended 30 June 2002 ("2002"), compared to a profit of $643 million for the year ended 30 June 2001 ("2001").

Results for both 2002 and 2001 contain certain abnormal items, which, because of their size and non-recurring nature, mean that year on year results are not directly comparable. Abnormal items recorded in 2002 are a write-down of the value of Telecom's investment in AAPT totalling $850 million, and an additional charge resulting from the close down of the CDMA rollout in Australia of $8 million (after tax). In 2001, abnormal items represented expenses totalling $184 million (after tax) related to the close down of the CDMA rollout in Australia and other asset write-offs as well as an abnormal reduction in revenue of $8 million (after tax) as a result of a change in accounting policy.

Net earnings for 2001 also included $245 million ($221 million after tax) of dividend income from the Southern Cross Cable Network. The table below shows net earnings, adjusted for abnormal and Southern Cross dividends.

--------------------------------------------------------------------------------

Telecom Group (All figures net of tax)                       Year ended 30 June

                                                           2002    2001   Change
                                                            $m      $m      %
-------------------------------------------------------- -----------------------

Reported net (loss)/earnings                               (188)    643  (129.2)

Add/less abnormal items and Southern Cross dividends:

      Write-down of investment in AAPT                      850       -
      Close down of CDMA rollout in Australia                 8     156
      Write-off of network assets and project costs           -      28
      Revenue recognition                                     -       8
      Southern Cross dividends                                -    (221)
                                                          ----------------------

Net earnings excluding abnormal items and Southern cross    670     614     9.1
dividends

-------------------------------------------------------------------------------

Included in the above results are several "special items", consisting of gains on the prepayment of cross-border leases (net of tax $23 million in 2002, $13 million in 2001), gains on the sale of Network capacity (net of tax $19 million in 2002), foreign exchange gains realised on the termination of a hedge (net of tax $13 million in 2002) and a change in the accounting policy for deferred tax ($8 million in 2002).

The reported net loss for 2002 represented a loss per share of 10.1 cents, compared to reported Earnings Per Share ("EPS") for 2001 of 36.4 cents.

Excluding abnormal items and Southern Cross dividends, EPS for 2002 was 36.0 cents, compared to 34.7 cents for 2001, an increase of 3.7%.

Returns from Telecom's Australian operations continue to improve, with Earnings Before Interest, Taxation, Depreciation and Amortisation ("EBITDA") for the year up $56 million (43.8%). Coupled with significantly reduced capital expenditure, this led to a significant improvement in EBITDA less capital expenditure (refer to the table on page 42).

Reported results are summarised in the table below. Further detail is provided in the overview of group results on page 50. Results adjusted for the impact of the abnormal items and Southern Cross dividends discussed above are summarised in the table on the following page.

--------------------------------------------------------------------------------

Telecom Group Reported Earnings                          Year ended 30 June

                                                     2002      2001     Change
                                                      $m        $m        %
--------------------------------------------------------------------------------

Operating revenues excluding abnormal items         5,537     5,648      (2.0)
Operating expenses excluding abnormal items        (3,272)   (3,333)     (1.8)
Total abnormal items (before tax)                    (862)     (268)    221.6
                                                  ------------------------------
EBITDA*                                             1,403     2,047     (31.5)
Depreciation and amortisation                        (815)     (722)     12.9
                                                  ------------------------------
Earnings from operations                              588     1,325     (55.6)
Net interest expense                                 (413)     (381)      8.4
                                                  ------------------------------
Earnings before tax                                   175       944     (81.5)
Tax expense                                          (365)     (283)     29.0
Minority interest/associate losses                      2       (18)    111.1
                                                  ------------------------------
Net (loss)/earnings                                  (188)      643    (129.2)

--------------------------------------------------------------------------------

* Earnings Before Interest, Taxation, Depreciation and Amortisation

--------------------------------------------------------------------------------

Telecom Group Earnings Excluding Abnormal               Year ended 30 June
Items and Southern Cross Dividends                  2002      2001     Change
                                                     $m        $m        %
--------------------------------------------------------------------------------

Operating revenues                                 5,537     5,403       2.5
Operating expenses                                (3,272)   (3,333)     (1.8)
                                             -----------------------------------
EBITDA*                                            2,265     2,070       9.4
Depreciation and amortisation                       (815)     (722)     12.9
                                             -----------------------------------
Earnings from operations                           1,450     1,348       7.6
Net interest expense                                (413)     (381)      8.4
                                             -----------------------------------
Earnings before tax                                1,037       967       7.2
Tax expense                                         (369)     (335)     10.1
Minority interest/associate losses                     2       (18)    111.1
                                             -----------------------------------
Net earnings                                         670       614       9.1

--------------------------------------------------------------------------------

* Earnings Before Interest, Taxation, Depreciation and Amortisation

Excluding abnormal items and Southern Cross dividends, revenue growth for 2002 is $134 million (2.5%). This primarily resulted from growth in Internet and data revenue, as well as growth in interconnection and other operating revenue (reflecting growth in AAPT's resale revenue and international capacity sales), partly offset by lower calling and cellular revenue.

Excluding abnormal items, operating expenses decreased 1.8% in 2002. This decrease in underlying operating expenses was primarily the result of lower cost of sales. The net effect of revenue and expense movements was an increase in adjusted EBITDA of $195 million (9.4%).

Depreciation and amortisation (including amortisation of AAPT goodwill) increased in 2002 as a result of additional investment in infrastructure. Tax expense also increased, resulting in earnings for 2002 that increased $56 million (9.1%) from the previous year (excluding the impact of abnormal items and Southern Cross dividends).

OVERVIEW OF SEGMENTAL RESULTS

In 2002, Telecom reorganised the way it reports its financial results in line with the way the Telecom group is operated and managed. Results are now reported for six operating segments, being NZ Wireline; NZ Mobile; International; Internet and Directories Services; (collectively forming NZ Operations) Australian Consumer; and Australian Business & Internet Services (which together comprise Australian Operations).

Telecom measures and evaluates the reporting segments based on adjusted earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature, including Southern Cross dividends. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom's earnings from operations (excluding abnormal items) were $1,450 million for 2002, compared to $1,593 million for 2001. The result for the year ended 30 June 2001 included $245 million of dividends from Southern Cross (included in Corporate and Other). The tables following detail revenues, expenses and earnings from operations by reporting segment.

Breakdown of Group Results

------------------------------------------------------------------------------
                                             Year ended 30 June
                                    2002            2001           Change
                                     $m              $m               %
------------------------------------------------------------------------------
NZ Operations
Operating revenues                  3,812           3,660            4.2
Operating expenses*                (2,263)         (2,194)           3.1
                                  --------------------------------------------
Earnings from operations            1,549           1,466            5.7

Australian Operations
Operating revenues                  1,801           1,789            0.7
Operating expenses*                (1,757)         (1,735)           1.3
                                  --------------------------------------------
Earnings from operations               44              54          (18.5)

Corporate and Other
Operating revenues                     38             271          (86.0)
Operating expenses*                  (181)           (198)          (8.6)
                                  --------------------------------------------
Earnings from operations             (143)             73         (295.9)

Eliminations#
Operating revenues                   (114)            (72)          58.3
Operating expenses*                   114              72           58.3
                                  --------------------------------------------
Earnings from operations                -               -              -

Telecom Group
Operating revenues                  5,537           5,648           (2.0)
Operating expenses*                (4,087)         (4,055)           0.8
                                  --------------------------------------------
Earnings from operations            1,450           1,593           (9.0)
                                  --------------------------------------------
------------------------------------------------------------------------------

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions

Segmental Results - New Zealand Operations

--------------------------------------------------------------------------------
                                                   Year ended 30 June
                                             2002          2001        Change
                                              $m            $m           %
--------------------------------------------------------------------------------

NZ Wireline
Operating revenues                           2,792         2,813        (0.7)
Operating expenses*                         (1,585)       (1,659)       (4.5)
                                        ----------------------------------------
Earnings from operations                     1,207         1,154         4.6

NZ Mobile
Operating revenues                             761           725         5.0
Operating expenses*                           (628)         (563)       11.5
                                        ----------------------------------------
Earnings from operations                       133           162       (17.9)

International
Operating revenues                             500           462         8.2
Operating expenses*                           (401)         (414)       (3.1)
                                        ----------------------------------------
Earnings from operations                        99            48       106.3

Internet and Directories Services
Operating revenues                             308           268        14.9
Operating expenses*                           (198)         (166)       19.3
                                        ----------------------------------------
Earnings from operations                       110           102         7.8

Eliminations#
Operating revenues                            (549)         (608)       (9.7)
Operating expenses*                            549           608        (9.7)
                                        ----------------------------------------
Earnings from operations                         -             -           -

NZ Operations
Operating revenues                           3,812         3,660         4.2
Operating expenses*                         (2,263)       (2,194)        3.1
                                        ----------------------------------------
Earnings from operations                     1,549         1,466         5.7
                                        ----------------------------------------
--------------------------------------------------------------------------------

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions

Segmental Results - Australian Operations

--------------------------------------------------------------------------------

                                                          Year ended 30 June

                                                      2002      2001      Change

                                                       $m        $m         %
--------------------------------------------------------------------------------

Australian Consumer
Operating revenues                                      918       994      (7.6)
Operating expenses*                                    (857)     (945)     (9.3)
                                                  ------------------------------
Earnings from operations                                 61        49      24.5

Australian Business and Internet Services
Operating revenues                                      911       819      11.2
Operating expenses*                                    (928)     (814)     14.0
                                                  ------------------------------
Earnings from operations                                (17)        5    (440.0)

Eliminations#
Operating revenues                                      (28)      (24)     16.7
Operating expenses*                                      28        24      16.7
                                                  ------------------------------
Earnings from operations                                  -         -       -

Australian Operations
Operating revenues                                    1,801     1,789       0.7
Operating expenses*                                  (1,757)   (1,735)      1.3
                                                  ------------------------------
Earnings from operations                                 44        54     (18.5)
                                                  ------------------------------

--------------------------------------------------------------------------------

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions


DIVIDENDS

Telecom will pay a fully imputed fourth quarter dividend of 5.0 cents per ordinary share in September 2002, bringing total dividends in relation to the year ended 30 June 2002 to 20.0 cents per ordinary share. Total dividends in relation to the year ended 30 June 2001 were also 20.0 cents per ordinary share.

Telecom's dividend policy is to target an annual dividend payout ratio of around 50% of net earnings. Application of this policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future. As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

Reported results for the year ended 30 June 2002 have been significantly impacted by abnormal items. In setting the level of the fourth quarter dividend, Telecom has made allowance for the impact of the abnormal items. The resulting dividend payout ratio for the full year represents approximately 56% of net earnings excluding abnormal items.

-----------------------------------------------------------------------------

Fourth Quarter Dividends

Ordinary Shares                                                    5.0 cents
American Depositary Shares                                   *US 19.55 cents

Supplementary dividend (to non-resident shareholders)
    Per ordinary share                                            0.88 cents
    Per American Depositary Share                             *US 3.45 cents

"Ex" dividend dates
    New Zealand Stock Exchange                              2 September 2002
    Australian Stock Exchange                                 26 August 2002
    New York Stock Exchange                                   27 August 2002

Books closing dates
    New Zealand, Australian Stock Exchanges                   30 August 2002
    New York Stock Exchange                                   29 August 2002

Payment dates
    New Zealand, Australia                                 13 September 2002
    New York                                               20 September 2002

------------------------------------------------------------ ---------------

* Based on an exchange rate at 30 June 2002 of NZ$1.00 to US$0.4888.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate", "intend" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

Four reporting segments together constitute NZ Operations. These are NZ Wireline; NZ Mobile; International; and Internet & Directories Services. The consolidated results for NZ Operations are set out in the table below.

--------------------------------------------------------------------------------

                                                         Year ended 30 June

                                                   2002        2001       Change
                                                    $m          $m          %
--------------------------------------------------------------------------------

Operating revenues
   Local Service                                   1,026       1,039       (1.3)
   Calling                                         1,197       1,180        1.4
   Interconnection                                   111          81       37.0
   Cellular and other mobile                         558         546        2.2
   Internet                                          107          79       35.4
   Data                                              444         412        7.8
   Other operating revenue                           369         323       14.2
                                              ----------------------------------
                                                   3,812       3,660        4.2
Operating expenses
   Operations and support expenses                 1,687       1,645        2.6
                                              ----------------------------------

EBITDA                                             2,125       2,015        5.5
Depreciation and amortisation                        576         549        4.9
                                              ----------------------------------

Earnings from operations                           1,549       1,466        5.7



Earnings from operations by segment
   NZ Wireline                                     1,207       1,154        4.6
   NZ Mobile                                         133         162      (17.9)
   International                                      99          48      106.3
   Internet and Directories Services                 110         102        7.8
                                              ----------------------------------
                                                   1,549       1,466        5.7

--------------------------------------------------------------------------------

An analysis of NZ Operations results by segment follows.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------

NZ WIRELINE

The NZ Wireline segment comprises Telecom's fixed line and value added telephony services provided to residential, business and corporate customers in New Zealand. Services include local, national, international and 0800 calling; data, broadband and leased line services; and a broad range of value added and intelligent network telephony services.

NZ Wireline - Results of Operations

--------------------------------------------------------------------------------
                                                       Year ended 30 June

                                                2002         2001        Change
                                                 $m           $m           %
--------------------------------------------------------------------------------

Operating revenues
   Local Service                                1,027        1,040        (1.3)
   Calling                                        956          974        (1.8)
   Interconnection                                112          145       (22.8)
   Data                                           502          462         8.7
   Other operating revenue                        195          192         1.6
                                           -------------------------------------
                                                2,792        2,813        (0.7)
Operating expenses
   Operations and support expenses              1,214        1,271        (4.5)
                                           -------------------------------------

EBITDA                                          1,578        1,542         2.3
Depreciation                                      371          388        (4.4)
                                           -------------------------------------

Earnings from operations                        1,207        1,154         4.6
--------------------------------------------------------------------------------

Overview of Results

Total operating revenue in 2002 decreased by 0.7% compared to the previous year. Operations and support expenses however declined more significantly, down 4.5%. This led to an increase in EBITDA of 2.3% for the year. Lower depreciation expense meant that total earnings from operations for NZ Wireline grew 4.6% in 2002.

Data revenue increased by 8.7%, however this was offset by declines in other revenue lines, with interconnection the most significant.

The decrease in operating expenses reflects decreases across all categories, particularly overheads and cost of sales.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------


Local Service Revenue

--------------------------------------------------------------------------------
                                                          Year ended 30 June

                                                   2002       2001        Change

                                                                            %
--------------------------------------------------------------------------------

Business & residential access
Revenue ($m)                                         841        840         0.1
Access lines
    Residential (000s)                             1,385      1,357         2.1
    Business (000s)                                  305        317        (3.8)
Centrex lines (000s)                                  75         75           -

Non-chargeable local calls
Call minutes (m)                                  23,299     19,879        17.2

Local calls*
Revenue ($m)                                         114        123        (7.3)
Call minutes (m)                                   3,161      3,294        (4.0)

Smartphone, messaging and call track
Revenue ($m)                                          72         77        (6.5)

--------------------------------------------------------------------------------

* Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls.

Business and residential access revenue increased by $1 million (0.1%) for the year. A decline was recorded in the first six months but was offset by an increase in the second half of the year as the new pricing structure implemented in February 2002 began to take effect. Telecom increased standard monthly line rentals for residential customers and the optional wiring maintenance service charge effective from 1 February 2002.

The 3.8% reduction in business access lines continued to impact both access and local calling revenue with a $9 million decrease in revenue from local calls for the year.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------


Calling Revenue

Calling revenue is broken down as follows:

--------------------------------------------------------------------------------
                                                        Year ended 30 June

                                                  2002         2001       Change

                                                   $m           $m          %
--------------------------------------------------------------------------------

Calling revenue
National                                            720          727       (1.0)
International                                       188          199       (5.5)
Other                                                48           48          -
                                               ---------------------------------
                                                    956          974       (1.8)

--------------------------------------------------------------------------------

National Calling Revenue

--------------------------------------------------------------------------------
                                                        Year ended 30 June

                                                  2002         2001       Change

                                                                           %
--------------------------------------------------------------------------------

National calls
Revenue ($m)                                        279          290       (3.8)
Call minutes (m)                                  2,263        2,351       (3.7)
Average price (cents)                              12.3         12.3          -

Calls to cellular networks
Revenue ($m)                                        303          303          -
Interconnect cost ($m)                              226          208        8.7
                                               ---------------------------------
Gross margin ($m)                                    77           95      (18.9)

Call minutes (m)                                    651          637        2.2
Average price (cents)                              46.5         47.6       (2.3)

National 0800
Revenue ($m)                                        127          122        4.1
Call minutes (m)                                    788          747        5.5
Average price (cents)                              16.1         16.3       (1.2)

--------------------------------------------------------------------------------


In total, national calling revenue for 2002 decreased 1.0% compared to the previous year. This was the result of lower revenue from national calls, partly offset by higher revenue from national 0800.

The decline in revenue from national calls is the result of a decrease in total call minutes. The average price per minute remained stable, with the impact of capped call plans and specials offset by increased prices for off-peak national calls, effective from February 2002.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------

Revenue from calls to cellular networks for 2002 was unchanged from the previous year, as increasing call minutes was offset by decreasing price per minute. The increase in PSTN to cellular interconnect cost reflects increased call minutes, as well as an increase in the interconnect rate paid to the NZ Mobile segment to match rates paid to other carriers. This price increase was the reason for the decrease in gross margin on calls to cellular networks.

National 0800 call minutes increased by 5.5% for the year leading to the 4.1% increase in 2002 National 0800 revenue.

International Calling Revenue

===============================================================================================================

                                                                                Year ended 30 June
                                                                        2002            2001            Change
                                                                                                          %
---------------------------------------------------------------------------------------------------------------
International calling
Revenue ($m)                                                             188             199            (5.5)
Call minutes (m)                                                         609             628            (3.0)
Average price (cents)                                                   30.9            31.7            (2.5)
---------------------------------------------------------------------------------------------------------------

The international calling revenue recorded in the NZ Wireline segment represents "outward" calling revenue, where New Zealand customers make calls terminating outside New Zealand. The decline in international revenue for the year is the result of both a decrease in call minutes and a decrease in the average price per minute.

Interconnection Revenue

The decrease in interconnection revenue relates primarily to interconnect revenue sourced from the NZ Mobile segment for calls between customers of Telecom Mobile and other mobile operators. In 2001 NZ Wireline acted as an intermediary in this interconnection relationship (deriving both interconnect revenue and cost of sale), whereas in 2002 this interconnection relationship is now directly between Telecom Mobile and the other mobile operators.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------


Data Revenue

===============================================================================================================

                                                                                Year ended 30 June
                                                                       2002            2001           Change
                                                                        $m              $m              %
---------------------------------------------------------------------------------------------------------------
Data revenue
Digital Data Service                                                      98             107           (8.4)
Lanlink                                                                   68              65            4.6
Frame relay                                                               23              16           43.8
Other leased data                                                         56              68          (17.6)
ADSL                                                                      32              12          166.7
IP Net/Netgate                                                            41              34           20.6
ISDN                                                                      85              83            2.4
Other data                                                                99              77           28.6
                                                                  ---------------------------------------------
                                                                         502             462            8.7

===============================================================================================================

Data revenue grew by 8.7% in 2002. Growth was mainly derived from ADSL, IP, frame relay and other data products, while traditional leased data revenues declined.

ADSL revenues increased 166.7% for the year, driven by the continued uptake of Telecom's Jetstream service. At 30 June 2002, Telecom had approximately 39,000 Jetstream connections, up from approximately 16,000 at 30 June 2001. IP Net and Netgate revenues grew 20.6% for the year.

Frame relay revenue increased by 43.8% reflecting increased utilisation and a shift towards higher bandwidth circuits.

The growth in other data revenue comes from a number of sources, the largest being sale of Sky Network Television packages.

Other Operating Revenue

Other operating revenue includes revenue from equipment sales, asset disposals, miscellaneous services provided to other segments and other non-recurring or non-core activities.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------

Operating Expenses

===============================================================================================================
                                                                                Year ended 30 June

                                                                        2002            2001           Change
                                                                                                         %
---------------------------------------------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                                              255             253            0.8
Cost of sales ($m)                                                       495             521           (5.0)
Other operating expenses ($m)                                            464             497           (6.6)
                                                                  ---------------------------------------------
                                                                       1,214           1,271           (4.5)
Personnel numbers
Total staff at 30 June                                                 3,505           3,644           (3.8)

===============================================================================================================

Labour expense has increased marginally in 2002 as a result of salary increases and other movements. This offset the impact of decreased staff numbers, which have reduced by 3.8% as a result of efficiency initiatives.

Cost of sales decreased by 5.0% for the year, as a result of lower international cost of sales reflecting falling wholesale prices, as well as lower cost of sales for interconnect.

Other operating expenses for 2002 decreased by 6.6% compared to the prior year, despite restructuring costs of approximately $8 million incurred in the fourth quarter of 2002. This is also primarily the result of the efficiency initiatives started during late 2001 and continued through 2002. The main decreases were in accommodation and computer costs. Accommodation costs decreased due to the consolidation of office accommodation, with surplus space being sublet to external parties. Computer costs decreased partly as a result of changes in the internal charging of information systems costs.

Depreciation

Depreciation expense decreased by $17 million (4.4%) in 2002. This is due to a small reduction in the network asset base, in part due to reduced levels of capital expenditure.

                                                                       NZ MOBILE
--------------------------------------------------------------------------------

NZ MOBILE

The NZ Mobile segment comprises Telecom Mobile, a provider of wireless voice and data services in New Zealand.

NZ Mobile - Results of Operations

-----------------------------------------------------------------------------------------------------------------
                                                                                Year ended 30 June

                                                                       2002            2001           Change
                                                                        $m              $m              %
-----------------------------------------------------------------------------------------------------------------
Operating revenues
   Cellular revenue                                                      503             499            0.8
   Other mobile                                                           59              55            7.3
                                                                  -----------------------------------------------
   Total cellular and other mobile                                       562             554            1.4
   Interconnection                                                       199             171           16.4
                                                                  -----------------------------------------------
                                                                         761             725            5.0
Operating expenses
   Operations and support expenses                                       484             447            8.3
                                                                  -----------------------------------------------

EBITDA                                                                   277             278           (0.4)
Depreciation and amortisation                                            144             116           24.1
                                                                  -----------------------------------------------

Earnings from operations                                                 133             162          (17.9)
-----------------------------------------------------------------------------------------------------------------

Overview of Results

Total operating revenues grew 5.0%, mainly as a result of increased interconnection revenues. This increase in revenues occurred despite the sale of Telecom Mobile Radio in May 2001. Telecom Mobile Radio contributed $14 million to 2001 results.

However an increase in operations and support expenses of 8.3% resulted in EBITDA decreasing by 0.4%. The increase in operating expenses largely resulted from AMPS/DAMPS network software fees of $36 million in 2002 that were previously capitalised and are now being expensed. This change is due to a change in the software contract shifting the emphasis of work from network upgrades to maintenance.

Depreciation and amortisation expense grew by 24.1%, mainly as a result of depreciation commencing on the new CDMA network. The impact of the above items was a decrease in earnings from operations of 17.9% for 2002 compared to 2001.

                                                                       NZ MOBILE
--------------------------------------------------------------------------------

NZ Mobile Revenue

--------------------------------------------------------------------------------

                                                        Year ended 30 June
                                                  2002        2001        Change

                                                   $m          $m            %
--------------------------------------------------------------------------------

Total mobile revenue                               761         725          5.0
Mobile cost of sales                               270         294         (8.2)
                                             -----------------------------------
Mobile gross margin                                491         431         13.9

--------------------------------------------------------------------------------

Total mobile revenue increased by 5.0%, while cost of sales decreased by 8.2%. This resulted in growth in the mobile gross margin of 13.9%. The main reason for decreasing cost of sales was lower customer acquisition costs as growth in subscriber numbers has slowed and handset subsidies have been reduced.

Interconnection revenue, primarily from PSTN to cellular calling, increased by $28 million, reflecting an increase in the interconnect rate with the NZ Wireline business segment. Other mobile revenue increased by $4 million. The increase was the result of the recognition of damages received in 2002 coupled with increased revenue from equipment sales. This was partly offset by the disposal of Telecom Mobile Radio in May 2001, which had contributed $14 million of revenue to 2001 results.

--------------------------------------------------------------------------------
                                                        Year ended 30 June
                                                  2002        2001        Change
                                                                             %
--------------------------------------------------------------------------------
Cellular revenue

Cellular revenue ($m)                              503         499          0.8
Call minutes (m)                                 1,132       1,124          0.7

Connections at period end (000s)
    Postpaid                                       514         506          1.6
    Prepaid                                        562         514          9.3
    Third party prepaid                            232         278        (16.5)
                                             -----------------------------------
Total                                            1,308       1,298          0.8

Average Revenue Per User (ARPU)
ARPU - $ per month

    Postpaid                                      72.2        74.3         (2.8)
    Prepaid                                        6.7        10.6        (36.8)
    Third party prepaid                            3.0         3.3         (9.1)
Total                                             31.1        36.7        (15.3)

Total ARPU including interconnection              43.3        48.9        (11.5)

--------------------------------------------------------------------------------

                                                                       NZ MOBILE
--------------------------------------------------------------------------------

Cellular revenue increased 0.8% in 2002. Growth in connections has moderated (with a 0.8% net growth in connections between 30 June 2001 and 30 June 2002). Subscriber growth in the first nine months of 2002 was offset by a decline in subscribers in the fourth quarter, as low value subscribers that had become inactive were removed from the prepaid subscriber base. Total ARPUs including interconnection declined by 11.5%. The decline in total ARPUs is mainly the result of decreasing ARPUs for prepaid connections.

At 30 June 2002, Telecom had approximately 1,308,000 cellular connections in New Zealand, up from 1,298,000 at 30 June 2001. Of the 2002 total, 39.3% were postpaid customers, while 60.7% were prepaid customers. Telecom commercially launched its new CDMA mobile network in July 2001. At 30 June 2002 there were approximately 167,000 customers connected to the CDMA network, representing 12.8% of the total customer base. Of the CDMA customer base, 78.5% are postpaid subscribers.

Operating Expenses

--------------------------------------------------------------------------------

                                                        Year ended 30 June
                                                  2002        2001        Change
                                                                             %
--------------------------------------------------------------------------------

Operations and support expenses
Labour ($m)                                         39          32         21.9
Cost of sales ($m)                                 270         294         (8.2)
Other operating expenses ($m)                      175         121         44.6
                                             -----------------------------------
                                                   484         447          8.3
Personnel numbers
Total staff at 30 June                             443         459         (3.5)

--------------------------------------------------------------------------------

Labour expense has increased by $7 million. This reflected an increased number of contract staff working on project development (excluded from the total staff number above).

The reduction in cost of sales is discussed above in relation to the mobile gross margin.

Other operating expenses increased by $54 million (44.6%). Software fees relating to the AMPS/DAMPS networks are now being expensed rather than capitalised and depreciated. Previously the software fees related to upgrades and enhancements enabling greater capacity in the network. The contract with the supplier has been renegotiated with the focus now on maintaining the existing network, resulting in the change. This added approximately $36 million to other operating expenses in 2002. Also, advertising costs have increased with the ongoing promotion of the CDMA network.

                                                                       NZ MOBILE
--------------------------------------------------------------------------------

Depreciation and Amortisation

--------------------------------------------------------------------------------

                                                        Year ended 30 June
                                                  2002        2001        Change
                                                   $m          $m            %
--------------------------------------------------------------------------------

Depreciation and amortisation
Depreciation                                       137         110         24.5
Amortisation                                         7           6         16.7
                                             -----------------------------------
                                                   144         116         24.1

--------------------------------------------------------------------------------

The increase in depreciation expense of $27 million is mainly the result of depreciation commencing on Telecom's new CDMA network, which was launched in July 2001. The additional depreciation charge on the CDMA network was $22 million in 2002.

                                                                   INTERNATIONAL
--------------------------------------------------------------------------------

INTERNATIONAL

This segment consists of the operations of Telecom New Zealand International, a provider of international telecommunications via a direct network to 60 international carriers and a further 200 bilateral relationships world-wide. In 2002, AAPT's international business was transferred to the International segment.

International - Results of Operations

--------------------------------------------------------------------------------

                                                        Year ended 30 June
                                                   2002        2001       Change
                                                    $m          $m           %
--------------------------------------------------------------------------------

Operating revenues
   International calling                            358         345         3.8
   Data                                              74          68         8.8
   Other operating revenue                           68          49        38.8
                                                  ------------------------------
                                                    500         462         8.2
Operating expenses
   Operations and support expenses                  354         378        (6.3)
                                                  ------------------------------

EBITDA                                              146          84        73.8

Depreciation                                         47          36        30.6
                                                  ------------------------------
Earnings from operations                             99          48       106.3

--------------------------------------------------------------------------------


Overview of Results

Total operating revenue increased by 8.2%, while operations and support expenses decreased by 6.3%. This led to an increase in EBITDA of 73.8%. Despite higher depreciation expense, total earnings from operations for International grew 106.3%.

Revenue growth was most significant in international calling and other operating revenue, the increase in which mainly resulted from network capacity sales.

The decrease in operating expenses reflected lower cost of sales and overheads, partially offset by higher labour costs.

International Calling Revenue

The international calling revenue in International represents wholesale "outward" calling revenue, for the transport of calls originating in New Zealand and terminating overseas, inwards calls originating on other carriers' networks, and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks.

                                                                   INTERNATIONAL
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                       Year ended 30 June
                                                 2002        2001        Change
                                                  $m          $m           %
--------------------------------------------------------------------------------

International calling margin
Outwards revenue                                   131         115        13.9
Inwards revenue                                    160         180       (11.1)
Outpayment and interconnect expense               (220)       (237)       (7.2)
                                             -----------------------------------
International margin before transits                71          58        22.4
Transit margin                                      67          50        34.0
                                             -----------------------------------
Total international calling margin                 138         108        27.8
--------------------------------------------------------------------------------

Revenue from both outwards and inwards calling was affected by significant growth in minutes offset by significant decreases in the average price per minute. The declining price per minute reflects decreasing prices in the wholesale market and re-negotiated bilateral agreements with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment. Increased interconnect costs (paid to NZ Wireline, AAPT and others for terminating inwards calls on their networks) partially offset this, nonetheless international margin before transits grew 22.4%.

The net margin from transit traffic increased by 34.0% as a result of strong growth in transit minutes. This resulted in growth in the total international calling margin of 27.8% for the year.

--------------------------------------------------------------------------------
                                                       Year ended 30 June
                                                  2002       2001       Change
                                                                          %
--------------------------------------------------------------------------------
Outward calls
Revenue ($m)                                        131        115       13.9
Call minutes (m)                                    914        682       34.0
Average price (cents)                              14.3       16.9      (15.4)

Inward calls
Revenue ($m)                                        160        180      (11.1)
Call minutes (m)                                    832        512       62.5
Average price (cents)                              19.2       35.2      (45.5)

Transit call margin
Revenue ($m)                                         67         50       34.0
Call minutes (m)                                  1,300        855       52.0
Average price (cents)                               5.2        5.8      (10.3)
--------------------------------------------------------------------------------

                                                                   INTERNATIONAL
--------------------------------------------------------------------------------

Data Revenue

Data revenue increased by 8.8%, reflecting revenue from increasing data services provided to Telecom's Australian operations, partly offset by reductions in the rate for data services paid by NZ Operations.

Other Operating Revenue

Other operating revenue increased by $19 million. The increase mainly reflects gains from the sale of excess network capacity, which contributed approximately $29 million to operating revenues in 2002.

Of the $29 million gain on the sale of capacity, $24 million relates to the sale of Southern Cross capacity, with the remaining $5 million relating to the sale of capacity on other cable systems. As a result of being an early purchaser of Southern Cross capacity, Telecom has acquired capacity at rates that were favourable compared to prevailing market rates during the year. As a consequence, capacity that is surplus to Telecom's operational requirements has been sold during the current financial year. Telecom received full up-front payment and transferred its rights and obligations in respect of the capacity. In one instance, Telecom sold Southern Cross capacity and at the same time acquired trans-Atlantic capacity from the other party at prevailing market rates. This trans-Atlantic capacity is being used in the normal course of Telecom's operations.

In accordance with New Zealand accounting standards any gain on sale is recognised as earnings in the period in which the sale was made. US accounting rules differ to those applied in New Zealand and in general such transactions do not qualify for immediate profit recognition. Rather, the profit is spread over the life of the capacity agreement. In preparing the reconciliation to US GAAP in Telecom's 30 June 2002 annual financial statements, these gains on the sale of capacity will therefore be spread over the life of the capacity agreement (generally 15 years) for the purposes of calculating US GAAP earnings.

After tax, profits of $19 million are included in the NZ GAAP financial statements. In the reconciliation of NZ GAAP to US GAAP in the annual report, post tax profits of $1 million will be included in US GAAP earnings for capacity sales, with $18 million deferred to future years.

                                                                   INTERNATIONAL
--------------------------------------------------------------------------------

Operating Expenses

--------------------------------------------------------------------------------

                                                          Year ended 30 June
                                                      2002      2001     Change

                                                                            %
--------------------------------------------------------------------------------

Operations and support expenses
Labour ($m)                                             22        17       29.4
Cost of sales ($m)                                     278       294       (5.4)
Other operating expenses ($m)                           54        67      (19.4)
                                                  ------------------------------
                                                       354       378       (6.3)
Personnel numbers
Total staff at 30 June                                 215       198        8.6
--------------------------------------------------------------------------------

Increased labour expense reflects increased salary costs and higher staff numbers. Staff numbers have increased due to the addition of the wholesale business previously undertaken by AAPT to International's operations.

Cost of sales decreased by 5.4%. While decreasing international prices have reduced outpayment costs, this was partially offset by increased interconnect costs.

Other operating expenses decreased by 19.4% as a result of lower satellite utilisation costs coupled with minor foreign exchange gains realised in 2002.

Depreciation

Depreciation expense increased by $11 million (30.6%). This is due to depreciation commencing on recently acquired international cable capacity.

                                               INTERNET AND DIRECTORIES SERVICES
--------------------------------------------------------------------------------

INTERNET AND DIRECTORIES SERVICES

The Internet and Directories Services segment provides Internet access to residential and business customers in New Zealand, and publishes telephone directories in New Zealand.

The businesses that comprise this segment are:

Xtra - a New Zealand Internet service provider focused predominately on the consumer and small business market.

Telecom Directories - publishes White Pages(TM) and Yellow Pages(R) directories in New Zealand.

Internet and Directories Services - Results of Operations

--------------------------------------------------------------------------------
                                                         Year ended 30 June
                                                    2002      2001      Change
                                                     $m        $m          %
--------------------------------------------------------------------------------
Operating revenues
   Internet                                           106        77       37.7
   Directories                                        202       191        5.8
                                                 -------------------------------
                                                      308       268       14.9
Operating expenses
   Operations and support expenses                    184       157       17.2
                                                 -------------------------------

EBITDA                                                124       111       11.7

Depreciation                                           14         9       55.6
                                                 -------------------------------

Earnings from operations                              110       102        7.8

--------------------------------------------------------------------------------

Overview of Results

Total revenue grew by 14.9%. The key driver of revenue growth was Internet revenue, which was up 37.7%.

In comparison, operating expenses increased by 17.2%, leading to EBITDA growth of 11.7%. Higher depreciation charges meant that growth in earnings from operations was 7.8%.

                                               INTERNET AND DIRECTORIES SERVICES
--------------------------------------------------------------------------------


Internet Revenue

--------------------------------------------------------------------------------

                                                            Year ended 30 June
                                                         2002     2001    Change

                                                                             %
--------------------------------------------------------------------------------
Internet revenue
Internet revenue ($m)                                     106       77      37.7
Active dial-up customers at year end (000s)               380      296      28.4
Total dial-up hours (m)                                 124.8     77.2      61.7
Average hours per active dial-up customer per month      30.6     25.0      22.4

--------------------------------------------------------------------------------

Xtra's Internet revenue increased by 37.7%. This reflects growth in active customer numbers (up 28.4%), a revised pricing structure (effective from October
2001) and increased usage by existing customers.

Directories Revenue

Directories revenue grew 5.8%. Growth reflected increased revenue from regional directories. There was minimal net impact on revenue from changes in the timing of the publication of directories, as revenue from additional directories published in the fourth quarter of 2002 was offset by revenue from additional directories published in the first quarter of 2001.

Operating Expenses

--------------------------------------------------------------------------------
                                                          Year ended 30 June
                                                    2002       2001       Change
                                                                            %
--------------------------------------------------------------------------------

Operations and support expenses
Labour ($m)                                           40         37        8.1
Cost of sales ($m)                                    78         60       30.0
Other operating expenses ($m)                         66         60       10.0
                                                  ------------------------------
                                                     184        157       17.2
Personnel numbers
Total staff at 30 June                               659        657        0.3
--------------------------------------------------------------------------------

Labour costs increased due to higher average staff numbers during the year required to support business growth. A reorganisation in the fourth quarter of 2002 resulted in staff numbers at 30 June 2002 returning to very similar levels to 30 June 2001.

The increase in cost of sales reflects growth in volumes of Internet business.

Depreciation

The increase in depreciation expense is principally due to depreciation on new network infrastructure acquired by Xtra to develop network capability and support business growth.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer and Australian Business & Internet Services. The consolidated results for Australian Operations are set out in the table below.

--------------------------------------------------------------------------------
                                                           Year ended 30 June
                                                      2002      2001     Change
                                                       $m        $m         %
--------------------------------------------------------------------------------
Operating revenues
   Local Service                                        54        32       68.8
   Calling                                             616       684       (9.9)
   Interconnection                                      34        16      112.5
   Cellular and other mobile                           267       319      (16.3)
   Internet                                            103        90       14.4
   Data                                                228       192       18.8
   Resale                                              426       373       14.2
   Other operating revenue                              73        83      (12.0)
                                                  ------------------------------
                                                     1,801     1,789        0.7
Operating expenses
   Operations and support expenses                   1,619     1,662       (2.6)
                                                  ------------------------------

EBITDA                                                 182       127       43.3

Depreciation and amortisation                          138        73       89.0
                                                  ------------------------------

Earnings from operations                                44        54      (18.5)


Earnings from operations by segment
   Australian Consumer                                  61        49       24.5
   Australian Business and Internet Services           (17)        5     (440.0)
                                                  ------------------------------
                                                        44        54      (18.5)
--------------------------------------------------------------------------------

An analysis of Australian Operations results by segment follows.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------

AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of telecommunications services provided to residential and small business customers of AAPT and wireless services provided by CellularOne.

Australian Consumer - Results of Operations

--------------------------------------------------------------------------------
                                                          Year ended 30 June
                                                     2002      2001       Change
                                                      $m        $m          %
--------------------------------------------------------------------------------
Operating revenues
   Local Service                                         1         1          -
   Calling                                             311       378      (17.7)
   Interconnection                                       1         -         NM
   Cellular and other mobile                           267       321      (16.8)
   Internet                                              9         6       50.0
   Resale                                              320       283       13.1
   Other operating revenue                               9         5       80.0
                                                  ------------------------------
                                                       918       994       (7.6)
Operating expenses
   Operations and support expenses                     820       932      (12.0)
                                                  ------------------------------

EBITDA                                                  98        62       58.1

Depreciation and amortisation                           37        13      184.6
                                                  ------------------------------

Earnings from operations                                61        49       24.5
--------------------------------------------------------------------------------
NM = Not a meaningful comparison


Overview of Results

EBITDA grew 58.1% as a result of reduced operating costs, partly offset by lower revenues. Despite increased depreciation expense, earnings from operations increased by 24.5%.

While resale revenues grew, this was offset by decreased calling and cellular revenues. Moderation in revenues reflects a focus on pursuing improved margins. Operating expenses fell by 12.0% as cost of sales decreased. The increased depreciation reflected significant additional investment in network infrastructure in the prior year.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------

Calling Revenue

Calling revenue is broken down as follows:

--------------------------------------------------------------------------------
                                                     Year ended 30 June
                                            2002            2001          Change
                                             $m              $m              %
--------------------------------------------------------------------------------

Calling revenue
National                                     248             259           (4.2)
International                                 62              75          (17.3)
International inwards                          -              43             NM
Other                                          1               1              -
                                         ---------------------------------------
                                             311             378          (17.7)

--------------------------------------------------------------------------------
NM = Not a meaningful comparison


National Calling Revenue

--------------------------------------------------------------------------------
                                                     Year ended 30 June
                                            2002            2001          Change
                                                                             %
--------------------------------------------------------------------------------
National calls
Revenue ($m)                                 111             134          (17.2)
Call minutes (m)                             733             801           (8.5)
Average price (A$ cents*)                   12.6            13.2           (4.5)

Calls to cellular networks
Revenue ($m)                                 137             125            9.6
Call minutes (m)                             272             251            8.4
Average price (A$ cents*)                   41.1            39.0            5.4

--------------------------------------------------------------------------------
* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 17.2% as a result of a decline in average price per minute and falling call minutes due to high levels of churn.

Revenue from calls to cellular networks increased by 9.6% as a result of growth in call minutes and in the average price per minute.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------

International Calling Revenue

--------------------------------------------------------------------------------
                                                     Year ended 30 June
                                            2002            2001          Change
                                                                             %
--------------------------------------------------------------------------------
International calling revenue
International calling revenue ($m)            62              75          (17.3)
Call minutes (m)                             202             185            9.2
Average price (A$ cents*)                   24.7            32.4          (23.8)
--------------------------------------------------------------------------------
* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Australian Consumer's international revenues come from outward calls originated by AAPT customers. International revenue was $62 million in 2002, a decrease of 17.3% from the previous year. The decline in international revenue reflects a declining price per minute on the back of falling wholesale prices, partly offset by increased call minutes.

International Inwards Revenue

This revenue stream is now recorded by the International segment, following the merging of AAPT's wholesale international business into International. This change in business model has also reduced the Australian Consumer segment's cost of sales.

Cellular and Other Mobile

--------------------------------------------------------------------------------
                                                     Year ended 30 June
                                            2002            2001          Change
                                                                             %
--------------------------------------------------------------------------------
Cellular and other mobile
Cellular and other mobile revenue ($m)       267             321          (16.8)
Mobile cost of sales ($m)                   (192)           (275)          30.2
                                         ---------------------------------------
Mobile gross margin ($m)                      75              46           63.0

Connections at period end (000s)             224             243           (7.8)
--------------------------------------------------------------------------------

Cellular and other mobile revenue decreased by 16.8%, principally as a result of lower connection bonuses and equipment sales offset by payments totalling $12 million received in 2002 under the mobile services agreement with Vodafone. However, a 30.2% decrease in cost of sales led to a 63.0% increase in Australian gross margin. The decrease in cost of sales results from the mobile services agreement entered into with Vodafone in November 2001. As well as reducing the cost per minute for airtime, the agreement provided certain rebates and subsidies that reduced cost of sales by $20 million in 2002.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------


Resale

Resale revenue increased by $37 million, or 13.1%. The rate of growth in resale revenue slowed in 2002 as the result of changes in the way resale services were marketed and priced.

In late September 2001, AAPT announced that it would no longer sell local call services at point of sale. Instead it proposed to offer local call resale to those customers who were significant users of AAPT's long distance services. Changes to the pricing for existing customers have also been implemented, including an administration fee for the small proportion of full service customers who were low users of long distance services. While these changes have moderated revenue growth, they have improved the margin obtained on this service.

Operating Expenses

--------------------------------------------------------------------------------
                                                     Year ended 30 June
                                            2002            2001          Change
                                                                             %
--------------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                   42              45           (6.7)
Cost of sales ($m)                           651             763          (14.7)
Other operating expenses ($m)                 90              95           (5.3)
Allocated costs ($m)                          37              29           27.6
                                         ---------------------------------------
                                             820             932          (12.0)
Personnel numbers
Total staff at 30 June                       678             737           (8.0)
--------------------------------------------------------------------------------

Labour expenses fell 6.7% in 2002 due to a 8.0% decrease in staff numbers.

Cost of sales decreased by 14.7%, as a result of lower international cost of sales due to the transfer of international inwards traffic to International, lower cellular cost of sales and improved cost per minute for voice traffic.

Allocated costs represent the Consumer segment's share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled "Allocated Costs" on page 36 for a discussion of movements in this expense.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------

 Depreciation and Amortisation

--------------------------------------------------------------------------------
                                                   Year ended 30 June
                                             2002         2001        Change
                                              $m           $m           %
--------------------------------------------------------------------------------

 Depreciation and amortisation
 Depreciation                                 33            9         266.7
 Amortisation                                  4            4             -
                                           -------------------------------------
                                              37           13         184.6
--------------------------------------------------------------------------------

 Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage. Depreciation expense increased by $24 million due to additional investment in network infrastructure in the prior year.

                                       AUSTRALIAN BUSINESS AND INTERNET SERVICES
--------------------------------------------------------------------------------

 AUSTRALIAN BUSINESS AND INTERNET SERVICES

 The Australian Business and Internet Services segment includes the full range of telecommunications services provided to AAPT Business, Corporate and Government (BCG) customers, IT and telecommunications services provided to TCNZA corporate customers and the Internet access and e-commerce services supplied to the business market by Connect.

 Australian Business and Internet Services - Results of Operations

--------------------------------------------------------------------------------
                                                   Year ended 30 June
                                             2002          2001       Change
                                              $m            $m          %
--------------------------------------------------------------------------------

 Operating revenues
    Local Service                             52            33         57.6
    Calling                                  307           304          1.0
    Cellular and other mobile                 28            16         75.0
    Interconnection                           33            16        106.3
    Internet                                  94            82         14.6
    Data                                     225           185         21.6
    Resale                                   106            90         17.8
    Other operating revenue                   66            93        (29.0)
                                         ---------------------------------------
                                             911           819         11.2

 Operating expenses
    Operations and support expenses          827           754          9.7
                                         ---------------------------------------
 EBITDA                                       84            65         29.2

 Depreciation and amortisation               101            60         68.3
                                         ---------------------------------------

 Earnings from operations                    (17)            5       (440.0)
--------------------------------------------------------------------------------

 Overview of Results

 Total operating revenue increased by 11.2%. Revenue grew across most categories, particularly data, local service, cellular, interconnect and resale. Operating expense growth was principally a function of business growth.

 EBITDA grew 29.2%. However, this EBITDA growth was offset by an increase in depreciation and amortisation expense, resulting in a decrease in earnings from operations of $22 million.

 Included in 2001 earnings was a settlement from a supplier of $25 million. Excluding this, 2002 earnings were $3 million better than the prior year.

                                       AUSTRALIAN BUSINESS AND INTERNET SERVICES
--------------------------------------------------------------------------------

 Local Service

 Local Service revenue increased by $19 million (57.6%). With AAPT increasing the number of customers directly connected to its network, greater local service revenue is being generated.

 Calling Revenue

 Calling revenue is broken down as follows:

--------------------------------------------------------------------------------
                                                  Year ended 30 June
                                             2002         2001       Change
                                              $m           $m           %
-------------------------------------------------------------------------------
 Calling revenue
 National                                   234           221         5.9
 International                               49            40        22.5
 International inwards                       17            36       (52.8)
 Other                                        7             7           -
                                      -----------------------------------------
                                            307           304         1.0

-------------------------------------------------------------------------------


 National Calling Revenue

--------------------------------------------------------------------------------
                                                   Year ended 30 June
                                            2002          2001        Change
                                                                        %
--------------------------------------------------------------------------------
 National calls
 Revenue ($m)                                108           116        (6.9)
 Call minutes (m)                            568           502        13.1
 Average price (A$ cents*)                  11.1          13.7       (19.0)

 Calls to cellular networks
 Revenue ($m)                                126           105        20.0
 Call minutes (m)                            317           243        30.5
 Average price (A$ cents*)                  31.6          35.4       (10.7)

--------------------------------------------------------------------------------

 * Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

 Revenue from national calls decreased by 6.9% as a result of a decline in the average price per minute, partly offset by increasing call minutes.

 Revenue from calls to cellular networks increased by 20.0% as a result of growth in call minutes, partially offset by a decline in the average price per minute.

                                       AUSTRALIAN BUSINESS AND INTERNET SERVICES
--------------------------------------------------------------------------------

 International Calling Revenue

--------------------------------------------------------------------------------
                                                      Year ended 30 June

                                                   2002         2001     Change
                                                                           %
--------------------------------------------------------------------------------

 International calling revenue
 International calling revenue ($m)                  49           40      22.5
 Call minutes (m)                                   196          147      33.3
 Average price (A$ cents*)                         19.4         19.7      (1.5)

--------------------------------------------------------------------------------
 * Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

 International calling revenues are derived from outward calls originated by AAPT customers. International revenue was $49 million for 2002 (up 22.5% from the previous year). The increase in international revenue reflects increased call minutes.

 International Inwards

 This international inwards revenue stream is now predominantly recorded by the International segment, following the merging of AAPT's wholesale international business into International. This change in business model has also reduced the Australian Business and Internet Services segment's cost of sales.

 Internet Revenue

 Growth in Internet revenue results from growth in Connect's Internet business, reflecting both increased usage and customer numbers.

 Data Revenue

 Data revenue for 2002 increased by 21.6% compared to the previous year. This was mainly driven by a full year of revenue from the outsourcing contract with the Commonwealth Bank of Australia.

 Resale Revenue

 Resale revenue increased by 17.8% compared to the previous year, as a result of growth in the customer base.

                                       AUSTRALIAN BUSINESS AND INTERNET SERVICES
--------------------------------------------------------------------------------

 Other Operating Revenue

 Other operating revenue decreased by $27 million. The second quarter of the previous financial year included a credit of approximately $25 million for settlement of a claim against Spectrapoint, AAPT's previous LMDS supplier, for failure to develop and deliver certain equipment.

 Operating Expenses

-------------------------------------------------------------------------------
                                                    Year ended 30 June

                                                2002       2001       Change
                                                                        %
-------------------------------------------------------------------------------
 Operations and support expenses
 Labour ($m)                                     117        111         5.4
 Cost of sales ($m)                              579        534         8.4
 Other operating expenses ($m)                    76         54        40.7
 Allocated costs ($m)                             55         55           -
                                             ----------------------------------
                                                 827        754         9.7
 Personnel numbers
 Total staff at 30 June                          708        857       (17.4)

-------------------------------------------------------------------------------

 Labour expense increased $6 million (5.4%). The increase in labour reflects a higher level of staff in the first half of the year compared to 2001. Significant staff reductions in the fourth quarter saw staff numbers at 30 June 2002 decrease 17.4% from 30 June 2001.

 Cost of sales increased by 8.4%, in line with revenue growth. Cost of sales in 2002 were impacted as a result of delays in transitioning CBA call centre traffic onto AAPT infrastructure, resulting in additional third party charges being incurred.

 Other operating expenses increased by 40.7%. This increase was driven by severance payments and increases in consultancy expenses.

 Allocated costs represent the Business and Internet Services segment's share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled "Allocated Costs" on page 36 for a discussion of movements in this expense.

                                       AUSTRALIAN BUSINESS AND INTERNET SERVICES
--------------------------------------------------------------------------------

Depreciation and Amortisation

----------------------------------------------------------------------------------------------------
                                                                     Year ended 30 June
                                                            2002            2001         Change
                                                             $m              $m            %
----------------------------------------------------------------------------------------------------
Depreciation and amortisation
Depreciation                                                   92              57         61.4
Amortisation                                                    9               3        200.0
                                                       ---------------------------------------------
                                                              101              60         68.3

----------------------------------------------------------------------------------------------------


Depreciation expense for common infrastructure has been allocated to the Business and Internet Services segment based on estimated asset usage. Depreciation expense increased by $35 million (61.4%) due to significant additional investment in network infrastructure in the prior year.

Allocated Costs

Certain support groups within Australian operations provide services to both the Consumer and Business and Internet Services segments. The total costs of these support groups have been allocated to the Consumer and Business and Internet Services segments based on their estimated consumption of support services. Total allocated costs are analysed below.

----------------------------------------------------------------------------------------------------------
                                                                         Year ended 30 June
                                                                2002            2001           Change
                                                                                                 %
----------------------------------------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                                       47             51            (7.8)
Other operating expenses ($m)                                     45             33            36.4
                                                           -----------------------------------------------
                                                                  92             84             9.5
Personnel numbers
Total staff at 30 June                                           446            462            (3.5)

----------------------------------------------------------------------------------------------------------

Labour expense decreased $4 million, reflecting a 3.5% decrease in staff numbers as a result of efficiency initiatives.

Other operating expenses increased by 36.4%. This increase was driven by severance payments, and higher maintenance, computer and consultancy costs.

                                                             CORPORATE AND OTHER
--------------------------------------------------------------------------------


CORPORATE AND OTHER


Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any group revenues not directly related to the operating segments are also included in Corporate and Other, including dividends received from Southern Cross in 2001.

Corporate and Other

------------------------------------------------------------------------------------------------------
                                                                    Year ended 30 June
                                                           2002            2001           Change
                                                                                            %
------------------------------------------------------------------------------------------------------
Revenue
Other operating revenue ($m)                                 38             271          (86.0)

Operating expenses
Operations and support expenses ($m)                         79              99          (20.2)
Depreciation ($m)                                            11              10           10.0
Amortisation of AAPT goodwill ($m)                           91              89            2.2


Personnel numbers
Total staff at 30 June                                      252             284          (11.3)

------------------------------------------------------------------------------------------------------

Corporate revenue consists primarily of gains on prepayment of cross border leases and the dividend income received from Southern Cross in March 2001. In 2002, Telecom has received $34 million of net gains on prepayment of two cross border leases. In 2001, one lease was prepaid, resulting in a net gain of $20 million.

Telecom has now undertaken four such leases, which it sees as a normal part of funding its significant investment in infrastructure. These leases are treated as finance leases and the assets remain on Telecom's Statement of Financial Position. The gains that have been realised represent the difference between the total lease obligation and the amount paid to third parties to discharge the lease obligation.

Included in 2001 corporate revenue is $245 million of dividend income derived from Telecom's investment in Southern Cross.

Operations and support expenses decreased by $20 million. Included in 2002 operating expenses is a credit of $19 million, representing foreign exchange gains resulting from the termination of a hedge of a forecasted transaction.

ABNORMAL ITEMS (CONSOLIDATED)

----------------------------------------------------------------------------------------------------
                                                                           Year ended 30 June
                                                                          2002            2001
                                                                           $m              $m
----------------------------------------------------------------------------------------------------
Abnormal revenues
Revenue recognition                                                           -             (12)
                                                                     -------------------------------
                                                                              -             (12)
Abnormal expenses
Write-down of goodwill and other AAPT assets                                850               -
Close down of CDMA rollout in Australia (pre tax)                            12             215
Write-off of network assets and project costs (pre tax)                       -              41
                                                                     -------------------------------
                                                                            862             256

----------------------------------------------------------------------------------------------------

Abnormal Revenues

Revenue Recognition - Change in Accounting Policy

In 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously, revenue on these products had been recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with recently issued international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products.

The impact of this change in accounting policy was a one-off deferral of revenue of $12 million pre tax ($8 million post tax). This comprised a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

Abnormal Expenses

Write-down of goodwill and other AAPT assets

In 2002 Telecom performed a review of the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million has been included in the financial results for the year ended 30 June 2002. This diminution in value reflects significant negative industry and economic trends impacting AAPT's operations and expected future growth rates for the Australian telecommunications market.

The apportionment of this write-down is shown below:

------------------------------------------------------------------

                                                           $m
------------------------------------------------------------------

AAPT write-down:

(i)   Advance to AOL7                                      133
(ii)  Spectrum licences                                    124
(iii) Goodwill                                             593
                                                   ---------------
                                                           850

------------------------------------------------------------------

(i) AAPT has provided a shareholder advance to its associate AOL7 totalling A$115 million (NZ$133 million). Telecom does not expect this amount to be recoverable.

(ii) Where changing network construction plans have meant that spectrum is no longer expected to be utilised, or where the present value of expected cash flows to be generated from use of the spectrum does not support the carrying value of the asset, spectrum licences have been written down to expected recoverable amount.

(iii) The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Telecom Group financial statements, after allowing for the asset write-downs described above, has been recorded as a write-down in the value of goodwill arising from Telecom's acquisition of AAPT.

Close Down of CDMA Rollout in Australia

In May 2001, Telecom announced that AAPT was to close down the rollout of the Australian CDMA mobile network. A charge was recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

The total charge to abnormal expenses in the year ended 30 June 2001 was $215 million. This represented $159 million for writing off project costs to date and $56 million to provide for future commitments.

In the year ended 30 June 2002 an additional charge of $12 million was recognised to reflect the final cost of closing down the CDMA business. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the CDMA project. The CDMA close-down has now been completed and no further costs are expected to arise from it.

Write-off of network assets and project costs

As part of a review of network assets in the year ended 30 June 2001, certain assets were identified as no longer being required for business operations. These assets were determined to have no residual value and were fully written-off at 30 June 2001.

The majority of the write-off related to assets acquired in connection with the deployment of residential hybrid fibre/coax (HFC) cable by First Media Limited (a wholly owned Telecom subsidiary). The remainder of the abnormal charge represented the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that did not result in capitalisable assets to the Group.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense for 2002 of $413 million increased by $32 million or 8.4% compared to the previous year. Of this increase, $12 million was due to additional borrowing to fund the purchase of the remaining approximately 20% of AAPT in December 2000. Funding for growth in assets accounted for the remainder of the increase.

TAXATION (CONSOLIDATED)

Income tax expense for 2002 of $365 million increased by $82 million or 29.0% compared to the previous year. Excluding the $850 million write down of AAPT, which was not tax effected, the effective tax rate increased from 30.0% for 2001 to 35.6% for 2002. The increase in the effective tax rate represents the fact that dividends received in 2001 from Telecom's investment in the Southern Cross Cable Network were taxed at a lower rate than the New Zealand statutory tax rate.

The effective tax rate for 2002 is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively, primarily due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

In 2002, Telecom changed its accounting policy for deferred tax to adopt the comprehensive basis, whereby deferred tax is recognised on all timing differences. Previously the partial basis was used, whereby deferred tax is recognised only on those timing differences expected to crystallise in the foreseeable future. The comprehensive basis is the preferred method under New Zealand Statement of Accounting Practice (SSAP) 12 "Accounting for Income Tax". The impact of this change in accounting policy was a one-off credit to 2002 tax expense of $8 million.

CAPITAL EXPENDITURE

-----------------------------------------------------------------------------------------------------
                                                                    Year ended 30 June
                                                           2002            2001           Change
                                                            $m              $m              %
-----------------------------------------------------------------------------------------------------
Capital expenditure
NZ Wireline                                                 221             349          (36.7)
NZ Mobile                                                   138             266          (48.1)
International                                               171             167            2.4
Internet and Directories Services                            11              20          (45.0)
Australian Consumer                                          32             189          (83.1)
Australian Business and Internet                            178             502          (64.5)
Corporate and other                                          27              32          (15.6)
                                                        --------------------------------------------
                                                            778           1,525          (49.0)

-----------------------------------------------------------------------------------------------------

Total capital expenditure for 2002 was $778 million, a decrease of 49.0% from 2001. This reflects tight control of capital expenditure, as well as the completion of major projects in the prior year.

In the year ended 30 June 2003, Telecom currently expects total capital expenditure of approximately $780 million. Of this amount, approximately $340 million relates to NZ Wireline, $90 million to NZ Mobile, $110 million to International, $20 million to Internet and Directories Services, $25 million to Australian Consumer, $135 million to Australian Business and Internet and $60 million to Corporate and Other.


LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 80.0% at 30 June 2002, compared to 72.4% at 30 June 2001 (net debt is defined as total debt less cash and short term investments, as well as a term deposit of nil and $21 million at 30 June 2002 and 2001 respectively). The increase reflects the reduction in equity as a result of the AAPT write-down.

The proportion of debt due within one year at 30 June 2002 is significantly lower than at 30 June 2001. During 2002, Telecom issued $330 million, $684 million and $587 million of four, seven and ten year debt respectively. The four year issue was used to replace maturing debt, while the seven and ten year issues were used to pay down short-term debt to enable Telecom to achieve the desired maturity profile for its borrowings.

Cash Flows

-----------------------------------------------------------------------------------------------------------------
                                                                                Year ended 30 June
                                                                       2002            2001           Change
                                                                        $m              $m              %
-----------------------------------------------------------------------------------------------------------------
Net cash flows from/(applied to):
   Operating activities (excluding Southern Cross
   dividends)*                                                         1,351           1,519          (11.1)
   Investing activities                                               (1,271)         (1,892)         (32.8)
   Financing activities                                                  (74)            129         (157.4)
                                                                  -----------------------------------------------
Net cash flow excluding Southern Cross dividends                           6            (244)         102.5
   Southern Cross dividends                                                -             239             NM
                                                                  -----------------------------------------------
Net cash flow                                                              6              (5)         220.0

-----------------------------------------------------------------------------------------------------------------

NM = Not a meaningful comparison

* Reported cash flows from operating activities for the year ended 30 June 2001 totalled $1,758 million, including $239 million of Southern Cross Dividends. These have been shown separately in the table above for the purposes of presenting a meaningful comparison.

Net cash flows from operating activities were $1,351 million in 2002, a decrease of $168 million from the previous year (excluding Southern Cross dividends). This resulted from increased tax payments (principally a timing issue), reduced interest receipts and payments to settle Australian CDMA liabilities provided for in the previous year.

The net cash outflow for investing activities was $1,271 million in 2002, a decrease of $621 million from the previous year. The decrease reflects cash paid for the purchase of the AAPT minorities in the previous year and significantly lower capital expenditure in the current year (refer "Capital Expenditure" section), partly offset by movements in the short term investments balance.

The net cash outflow for financing activities in the current year was $74 million in 2002, compared to a net cash inflow of $129 million in 2001. The decrease in financing cash flows reflects the proceeds from the equity placement in 2001, partly offset by lower dividend payments.

In 2002, Telecom has seen a significantly lower funding need in its Australian operations. Improved earnings from operations, coupled with reduced capital expenditure has seen EBITDA less capital expenditure for Australian operations become positive in the fourth quarter of 2002, as demonstrated by the following table.

-------------------------------------------------------------------------------------------------------------
                                                 Year ended                          Quarter ended
                                                   30 June                              30 June
                                         2002       2001      Change          2002       2001      Change
                                          $m         $m          %             $m         $m          %
-------------------------------------------------------------------------------------------------------------
Australian Operations
EBITDA                                    182        127       43.3             68         49       38.8
Less capital expenditure                 (210)      (691)     (69.6)           (45)      (166)     (72.9)
                                      ---------------------------------      --------------------------------
                                          (28)      (564)      95.0             23       (117)     119.7

-------------------------------------------------------------------------------------------------------------

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

The New Zealand Government passed the Telecommunications Act 2001 ("the Act") in December 2001. The Act empowers the Commerce Commission to set terms and conditions for the supply of specific "designated" telecommunications services if so requested by companies unable to agree these through commercial negotiation. In May 2002, Telecom and TelstraClear both requested the Commissioner to make a determination on interconnection between their networks, while TelstraClear also sought price regulation on the wholesaling of Telecom's fixed network services. In June 2002, Telecom and TelstraClear negotiated an interconnection agreement pending the Commission's determination. The Commission's preliminary decision is due in August 2002. The Commissioner also agreed to investigate certain wholesale pricing issues although separately from interconnection. TelstraClear's application for a determination on the wholesaling of Telecom's retail bundles or packages of services was rejected by the Commission.

The Act, passed in December 2001, provides for the Government to declare Telecommunications Service Obligations and for the costs of these to be shared between industry participants. The Act also enables the Commission to set terms and conditions of access (but not pricing) for national cellular roaming and for cellsite co-location. The Commissioner is required to complete a review of local loop unbundling and of "data tails" pricing regimes by December 2003 (although not commence the review before December 2002).

When the Act was passed, Telecom and the Government signed a Telecommunications Service Obligations Deed for Local Residential Telephone Service ("the Deed"), which served to update and amend the Kiwi Share Obligation originated in 1990. The Deed confirms obligations on Telecom to provide a free local calling option for residential customers, with line rental prices able to be raised in line with inflation. The Deed specifies that standard low speed calls to the Internet will be provided as part of the free local calling option for residential customers although a range of other data services are not covered.

The deed was deemed by the Act to be a Telecommunications Service Obligation. This requires the Commission to calculate the losses incurred by Telecom in supplying price-capped residential service to high cost customers. This loss number is then apportioned between Telecom and other network providers. The Commission is expected to make a draft determination on how much other network providers must pay Telecom by December 2002. At 30 June 2002, Telecom has not recognised a receivable for other network providers' contribution to the cost of the Telecommunications Service Obligation, but has disclosed this as a contingent asset in the 30 June 2002 financial statements.

Australia

In the context of planning for a possible further privatisation of Telstra, the Australian Government has announced its response to the Productivity Commission inquiry into telecommunications regulation and continues to implement the recommendations of the Telecommunications Service Inquiry.

The Government's Productivity Commission response has reaffirmed the Government's commitment to an open telecommunications market and has decided to retain all the major regulatory elements with some amendments to improve processes. The Government's Telecommunications Service Inquiry response has been focused on the need to ensure that competition remains the primary means of driving continued consumer benefits.

OTHER MATTERS

Partnering Agreement with Alcatel

In June 2002 Telecom and Alcatel entered into a strategic partnering relationship to manage the development and integration of Telecom's trans-Tasman Next Generation Network (NGN). Telecom and Alcatel will work together to migrate Telecom's current voice and data networks to an Internet protocol network in New Zealand and integrate it with the Group's core network in Australia. Alcatel will be the primary supplier of equipment to provide services in New Zealand.

Telecom expects the migration to the NGN to ultimately result in significant simplification of its network with resulting operational efficiencies and savings in operating costs. Migration to the NGN is also expected to increase Telecom's service capabilities and the speed with which it is able to roll out new services.

Investment in H3G

In May 2001, Telecom announced the formation of an alliance with Hutchison Whampoa Limited and Hutchison Telecommunications (Australia) Limited. As part of this alliance, Telecom acquired a 19.9% equity stake in Hutchison 3G Australia ("H3G") for A$250 million in the first quarter of the 2002 financial year. Telecom has committed to provide a further A$150 million in equity funding to H3G. It is currently expected that this further equity contribution will be made early in the 2003 financial year. Telecom has no further commitments to provide any additional funding to this entity.

Launch of CDMA 1xRTT

Telecom has recently upgraded its CDMA mobile network to CDMA 1xRTT, which offers significantly greater data transmission speeds. Services were commercially launched in July 2002 under the Mobile JetStream brand. This followed a successful customer trial, where network speeds averaged 50 to 80 kbps with maximum speeds up to 153kbps recorded.

Southern Cross

Telecom has previously indicated a lack of visibility around the extent and timing of future dividend income from the Southern Cross Cable Network, as a result of softening in demand for international bandwidth and cable capacity. The dividend income stream is dependent on future sales of capacity, capital expenditure requirements and financing requirements. Telecom remains uncertain as to the size and timing of future dividend income streams from this investment.

Telecom has provided debt funding to Southern Cross of US$60 million. Southern Cross' current business plan supports the repayment of these advances.

Additionally, Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. Telecom currently holds Southern Cross capacity with a book value at 30 June 2002 of approximately $260 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately $180 million over the next three years. Management believes that the expected future cash flows from the use of this capacity exceed the book value/commitment based on current business plans and expectations.

A number of major participants in the international telecommunications industry have recently been experiencing serious financial difficulties, with several entities filing for bankruptcy protection. There is currently an oversupply of capacity on a number of routes and as a consequence there is a risk that market prices for bandwidth may become depressed, particularly if large quantities of capacity are sold into the market at liquidation values. Were such a development to occur and prove other than a temporary situation, it could result in potentially significant impairment of Telecom's international network capacity assets. Such developments could also adversely impact on Southern Cross' ability to achieve its business plan and therefore on its ability to repay shareholder debt.

New Joint Venture Partner for AOL in Australia

In December 2002, Seven Network, Australia's largest broadcast television network, joined the joint venture company set up to market the AOL service in Australia. Following the entry of Seven Network into the venture, AAPT, AOL and Seven Network each hold a one-third stake in the joint venture company, which has been renamed AOL7. Online services continue to be marketed by the company under the AOL brand.

Seven Network provide advertising and integrated promotions for AOL7, including in-programme cross-promotions across Seven's broadcast and subscription television channels and magazines. It has also integrated aspects of Seven Network's existing i7 online presence into the AOL7 business.

AAPT and Telstra Agreement

In April 2002, Telstra Wholesale and AAPT announced that they had agreed on a package involving a range of services including PSTN and broadband (ADSL) services. Under the arrangement, both parties now use the Dial-up Internet Access Service (DIAS) for the termination of data calls. Consequently, Telstra agreed to withdraw its access dispute before the Australian Competition and Consumer Commission (ACCC) relating to the price of terminating data calls on AAPT's networks.

Also as a result of the agreement, both parties withdrew from proceedings before the Australian Competition Tribunal, which was reviewing the PSTN prices payable by AAPT.

Extension of IT Outsourcing Agreement with EDS

In August 2002, Telecom and EDS agreed to an extension to the IT outsourcing agreement originally announced in July 1999. The original ten-year agreement has been extended by a further three years, following a scheduled year three review of the outsourcing arrangements.

Also as part of the review, Telecom and EDS have agreed that EDS will re-acquire Telecom's 10% stake in EDS New Zealand at the original purchase price. At the same time, Telecom's options to acquire further equity in EDS New Zealand up to a 49% shareholding will be cancelled. A minority shareholding by Telecom in EDS New Zealand is no longer seen as a necessary part of the outsourcing arrangement. The review also led to EDS and Telecom agreeing to bring to an end the esolutions on-line alliance.

Accounting for Share Options Issued to Employees

The accounting for employee share options has received considerable international attention in recent months. A number of major companies in the United States have announced their intention to change their accounting policy for share options to recognise an expense for the fair value of options granted. The International Accounting Standards Board has also recently announced that it intends to issue an exposure draft of a proposed new International Accounting Standard on accounting for share based payments for public comment. This proposed standard would require companies using international accounting standards to recognise an expense for the fair value of share options granted.

Telecom has operated an employee share option scheme since 1994. In accordance with New Zealand Generally Accepted Accounting Practice (NZ GAAP), Telecom does not recognise an expense for its share options where the exercise price of the option is equivalent to the market value of Telecom shares at the date of grant. For US GAAP purposes, Telecom elects to adopt the "disclosure only" approach, whereby pro forma disclosures are provided showing what net earnings would have been had a fair value measurement approach been adopted. For the year ended 30 June 2002, the US GAAP reconciliation will show that net earnings would have been $5 million lower had a fair value approach always been adopted.

Were Telecom to adopt a fair value methodology, in the initial year of adoption it would recognise an expense only in respect of options issued in the financial year of adoption. If Telecom had adopted a fair value approach in the year ending 30 June 2002, net earnings would have been reduced by $3 million (the charge relating solely to options issued during the 2002 financial year). This is lower than the $5 million deduction to be included in the pro forma US GAAP disclosures as this amount also includes a charge in respect of options issued in the prior year.

Telecom continues to monitor developments in accounting standard setting and disclosures regarding this issue with a view to adopting new accounting treatments once clarity around new standards emerges.

Audit Independence Policy

Similar to employee share options, audit independence is an issue that has been subject to considerable recent scrutiny. A particular topic of focus is the level of other services provided by audit firms in addition to their role as external auditors.

For the year ended 30 June 2002, Telecom paid total fees to its external auditors of approximately $5 million. This comprised $1.6 million of audit fees and $3.4 million of fees for other services, comprising $1.9 million for taxation services, $1.0 million for other assurance services and $0.5 million for regulatory consulting.

In July 2002, Telecom implemented a new external audit independence policy to ensure that its governance procedures remain in line with international best practice. The new policy significantly constrains the ability of Telecom's external auditors to provide non-audit services. It also places controls on the hiring by Telecom of senior personnel from the external audit firm and mandates audit partner rotation in line with international requirements.

As a result of this new policy, Telecom's current auditors have agreed to resign following completion of the 30 June 2002 audit in order to concentrate on the provision of non-audit services to Telecom. Telecom will appoint KPMG as its auditors for the year ended 30 June 2003.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

AMPS/DAMPS (Advanced Mobile Phone System/Digital Advanced Mobile Phone System) - the analogue (AMPS) and digital (DAMPS) cellular telephony standards on which Telecom's older cellular networks are based.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection - A cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

Centrex - The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional PBX features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame Relay - Packet switched data communication that is very good at efficiently handling high speed, "bursty" data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or "relayed" directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

H3G - Hutchison 3G Australia Pty Limited, a dedicated 3G wireless communications company in Australia formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. Telecom has a 19.9% equity stake in H3G.

IP (Internet Protocol) - A principal communications protocol used in the Internet.

IPNet - Telecom's network that removes internet traffic from the PSTN network at each exchange and sends it to its destination (usually an Internet Service Provider) via an Internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

Netgate - A managed IP Internet access service, enabling access from ISP and business IP networks to global and domestic Internet services via direct connection to an Internet gateway.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1xRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

                                                              Year Ended                    Variation
                                                               30 June                      2002:2001
-----------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)              2002         %     2001          %        $        %
-----------------------------------------------------------------------------------------------------------
Operating revenues
Local service                                    1,080       19.5     1,071      19.0        9       0.8
Calling
      National                                   1,178       21.3     1,181      20.9       (3)     (0.3)
      International                                531        9.6       568      10.1      (37)     (6.5)
      Other                                         54        1.0        67       1.2      (13)    (19.4)
                                                -----------------------------------------------------------
                                                 1,763       31.8     1,816      32.2      (53)     (2.9)

Interconnection                                    145        2.6        97       1.7       48      49.5
Cellular and other mobile                          822       14.8       865      15.3      (43)     (5.0)
Internet                                           209        3.8       169       3.0       40      23.7
Data                                               650       11.7       601      10.7       49       8.2
Other operating revenues
    Resale                                         399        7.2       361       6.4       38      10.5
    Directories                                    198        3.6       188       3.3       10       5.3
    Dividend from Associate                          -        -         245       4.3     (245)   (100.0)
    Miscellaneous other                            271        4.9       235       4.2       36      15.3
                                                -----------------------------------------------------------
                                                   868       15.7     1,029      18.2     (161)    (15.6)
                                                -----------------------------------------------------------
Total operating revenues (excluding
    abnormal items)                              5,537      100.0     5,648     100.0     (111)     (2.0)
                                                -----------------------------------------------------------

Operating expenses
    Labour                                         599       10.8       572      10.1       27       4.7
    Cost of sales                                1,759       31.8     1,852      32.8      (93)     (5.0)
    Other operating expenses                       914       16.5       909      16.1        5       0.6
                                                -----------------------------------------------------------
Total operating expenses (excluding
    abnormal items)                              3,272       59.1     3,333      59.0      (61)     (1.8)

EBITDA* (excluding abnormal items)               2,265       40.9     2,315      41.0      (50)     (2.2)

    Depreciation and amortisation                  815       14.7       722      12.8       93      12.9
                                                -----------------------------------------------------------
Earnings from operations (excluding
    abnormal items)                              1,450       26.2     1,593      28.2     (143)     (9.0)

Total abnormal items                              (862)     (15.6)     (268)     (4.7)    (594)    221.6

Net interest expense                              (413)      (7.5)     (381)     (6.7)     (32)      8.4
                                                -----------------------------------------------------------
Earnings before income tax                         175        3.2       944      16.7     (769)    (81.5)

Income tax expense                                (365)      (6.6)     (283)     (5.0)     (82)     29.0
                                                -----------------------------------------------------------

(Loss)/earnings after income tax                  (190)      (3.4)      661      11.7     (851)   (128.7)

Share of losses of associate companies after        (1)       -         (18)     (0.3)      17     (94.4)
income tax
Minority interests in profits of subsidiaries        3        0.1         -       -          3      NM
                                                -----------------------------------------------------------

Net (loss)/earnings                               (188)      (3.4)      643      11.4     (831)   (129.2)
                                                ===========================================================


* Earnings Before Interest, Taxation, Depreciation and Amortisation NM = Not a meaningful comparison

    APPENDIX ONE - RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

NZ WIRELINE

-----------------------------------------------------------------------------------------------------------------

                                                     Year ended                            Year ended
                                                    30 June 2002                          30 June 2001
                                           External   Internal     Total         External   Internal     Total
                                              $m         $m         $m              $m         $m         $m
-----------------------------------------------------------------------------------------------------------------
Operating revenues
    Local service                           1,026           1      1,027          1,039           1      1,040
    Calling                                   934          22        956            949          25        974
    Interconnection                            81          31        112             81          64        145
    Data                                      422          80        502            395          67        462
    Other operating revenue                    82         113        195             80         112        192
                                          -----------------------------------------------------------------------
                                            2,545         247      2,792          2,544         269      2,813
Operating expenses
    Operations and support expenses
                                              847         367      1,214            870         401      1,271
                                          -----------------------------------------------------------------------

EBITDA                                      1,698        (120)     1,578          1,674        (132)     1,542

Depreciation                                  371           -        371            388           -        388
                                          -----------------------------------------------------------------------
Earnings from operations                    1,327        (120)     1,207          1,286        (132)     1,154
-----------------------------------------------------------------------------------------------------------------


NZ MOBILE

-----------------------------------------------------------------------------------------------------------------

                                                     Year ended                            Year ended
                                                    30 June 2002                          30 June 2001
                                           External   Internal     Total         External   Internal     Total
                                              $m         $m         $m              $m         $m         $m
-----------------------------------------------------------------------------------------------------------------
Operating revenues
    Cellular revenue                          499           4        503            494           5        499
    Other mobile                               58           1         59             52           3         55
                                          -----------------------------------------------------------------------
    Total cellular and other mobile           557           5        562            546           8        554
    Interconnection                            31         168        199              -         171        171
                                          -----------------------------------------------------------------------
                                              588         173        761            546         179        725
Operating expenses
    Operations and support expenses
                                              323         161        484            244         203        447
                                          -----------------------------------------------------------------------

EBITDA                                        265          12        277            302         (24)       278

Depreciation and amortisation                 144           -        144            116           -        116
                                          -----------------------------------------------------------------------

Earnings from operations                      121          12        133            186         (24)       162
-----------------------------------------------------------------------------------------------------------------

    APPENDIX ONE - RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

INTERNATIONAL

-----------------------------------------------------------------------------------------------------------------
                                                     Year ended                            Year ended
                                                    30 June 2002                          30 June 2001
                                           External   Internal     Total         External   Internal     Total
                                              $m         $m         $m              $m         $m         $m
-----------------------------------------------------------------------------------------------------------------
Operating revenues
    International calling                     210         148        358            207         138        345
    Data                                        7          67         74             17          51         68
    Other operating revenue                    68           -         68             41           8         49
                                          -----------------------------------------------------------------------
                                              285         215        500            265         197        462
Operating expenses
    Operations and support expenses
                                              293          61        354            327          51        378
                                          -----------------------------------------------------------------------

EBITDA                                         (8)        154        146            (62)        146         84

Depreciation                                   47           -         47             36           -         36
                                          -----------------------------------------------------------------------
Earnings from operations                      (55)        154         99            (98)        146         48
-----------------------------------------------------------------------------------------------------------------


INTERNET AND DIRECTORIES SERVICES

-----------------------------------------------------------------------------------------------------------------

                                                     Year ended                            Year ended
                                                    30 June 2002                          30 June 2001
                                           External   Internal     Total         External   Internal     Total
                                              $m         $m         $m              $m         $m         $m
-----------------------------------------------------------------------------------------------------------------

Operating revenues
    Internet                                  106           -        106             75           2         77
    Directories                               198           4        202            189           2        191
                                          -----------------------------------------------------------------------
                                              304           4        308            264           4        268
Operating expenses
    Operations and support expenses
                                              133          51        184            124          33        157
                                          -----------------------------------------------------------------------

EBITDA                                        171         (47)       124            140         (29)       111

Depreciation                                   14           -         14              9           -          9
                                          -----------------------------------------------------------------------
Earnings from operations                      157         (47)       110            131         (29)       102
-----------------------------------------------------------------------------------------------------------------

    APPENDIX ONE - RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

AUSTRALIAN CONSUMER

-----------------------------------------------------------------------------------------------------------------
                                                     Year ended                            Year ended
                                                    30 June 2002                          30 June 2001
                                           External   Internal     Total         External   Internal     Total
                                              $m         $m         $m              $m         $m         $m
-----------------------------------------------------------------------------------------------------------------
Operating revenues
    Local service                               1           -          1              1           -          1
    Calling                                   311           -        311            378           -        378
    Cellular and other mobile                 236          31        267            301          20        321
    Interconnection                             1           -          1              -           -          -
    Internet                                    9           -          9              6           -          6
    Resale                                    320           -        320            283           -        283
    Other operating revenue                     2           7          9              5           -          5
                                          -----------------------------------------------------------------------
                                              880          38        918            974          20        994
Operating expenses
    Operations and support expenses
                                              803          17        820            907          25        932
                                          -----------------------------------------------------------------------

EBITDA                                         77          21         98             67          (5)        62

Depreciation and amortisation                  37           -         37             13           -         13
                                          -----------------------------------------------------------------------
Earnings from operations                       40          21         61             54          (5)        49
-----------------------------------------------------------------------------------------------------------------

    APPENDIX ONE - RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

AUSTRALIAN BUSINESS AND INTERNET SERVICES

-----------------------------------------------------------------------------------------------------------------
                                                     Year ended                            Year ended
                                                    30 June 2002                          30 June 2001
                                           External   Internal     Total         External   Internal     Total
                                              $m         $m         $m              $m         $m         $m
-----------------------------------------------------------------------------------------------------------------
Operating revenues
    Local service                              52           -         52             31           2         33
    Calling                                   307           -        307            282          22        304
    Cellular and other mobile                  28           -         28             16           -         16
    Interconnection                            32           1         33             16           -         16
    Internet                                   94           -         94             82           -         82
    Data                                      221           4        225            185           -        185
    Resale                                    106           -        106             90           -         90
    Other operating revenue                    57           9         66             82          11         93
                                          -----------------------------------------------------------------------
                                              897          14        911            784          35        819
Operating expenses
    Operations and support expenses
                                              789          38        827            734          20        754
                                          -----------------------------------------------------------------------

EBITDA                                        108         (24)        84             50          15         65

Depreciation and amortisation                 101           -        101             60           -         60
                                          -----------------------------------------------------------------------
Earnings from operations                        7         (24)       (17)           (10)         15          5
-----------------------------------------------------------------------------------------------------------------

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

OVERVIEW OF CONSOLIDATED FOURTH QUARTER RESULTS

Telecom reported a net loss of $668 million for the three months ended 30 June 2002 ("Q4 2002"), compared to a loss of $38 million for the three months ended 30 June 2001 ("Q4 2001").

Both Q4 results were significantly impacted by the abnormal items discussed on page 38. The table below shows net earnings for Q4 adjusted for these abnormal items.

-----------------------------------------------------------------------------------------------------------------
Telecom Group (All figures net of tax)                                        Quarter ended 30 June
                                                                       2002            2001           Change
                                                                        $m              $m              %
-----------------------------------------------------------------------------------------------------------------
Reported net loss                                                      (668)            (38)             NM

Add back abnormal items:
      Write-down of investment in AAPT                                  850               -
      Close down of CDMA rollout in Australia                             8             156
      Write-off of network assets and project costs                       -              28
      Revenue recognition                                                 -               8
                                                                  -----------------------------------------------
Net earnings excluding abnormal items                                   190             154            23.4
-----------------------------------------------------------------------------------------------------------------

NM = Not a meaningful comparison


Included in Q4 2002 results are the foreign exchange gains realised on the termination of a hedge (net of tax $13 million) and the change in the accounting policy for deferred tax ($8 million).

Excluding abnormal items, net earnings were $190 million for Q4 2002 compared to $154 million for Q4 2001, an increase of 23.4%.

Excluding abnormal items, EPS for Q4 2002 was 10.2 cents, compared to 8.6 cents for Q4 2001, an increase of 18.6%.

Reported results and results adjusted for the impact of abnormal items are summarised in the two tables on the following page.

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Telecom Group Reported Earnings                                            Quarter ended 30 June
                                                                       2002        2001        Change
                                                                        $m          $m           %
----------------------------------------------------------------------------------------------------------
Operating revenues excluding abnormal items                           1,327       1,369         (3.1)
Operating expenses excluding abnormal items                            (736)       (843)       (12.7)
Total abnormal items                                                   (862)       (268)       221.6
                                                                  ----------------------------------------
EBITDA*                                                                (271)        258       (205.0)
Depreciation and amortisation                                          (206)       (188)         9.6
                                                                  ----------------------------------------
(Loss)/earnings from operations                                        (477)         70       (781.4)
Net interest expense                                                   (105)       (106)        (0.9)
                                                                  ----------------------------------------
Loss before tax                                                        (582)        (36)          NM
Tax expense                                                             (87)          -           NM
Minority interest/associate losses                                        1          (2)       150.0
                                                                  ----------------------------------------
Net loss                                                               (668)        (38)          NM
----------------------------------------------------------------------------------------------------------

* Earnings Before Interest, Taxation, Depreciation and Amortisation
NM = Not a meaningful comparison

----------------------------------------------------------------------------------------------------------
Telecom Group Earnings Excluding Abnormal                                  Quarter ended 30 June
Items                                                                  2002          2001      Change
                                                                        $m            $m         %
----------------------------------------------------------------------------------------------------------
Operating revenues                                                    1,327         1,369       (3.1)
Operating expenses                                                     (736)         (843)     (12.7)
                                                                  ----------------------------------------
EBITDA*                                                                 591           526       12.4
Depreciation and amortisation                                          (206)         (188)       9.6
                                                                  ----------------------------------------
Earnings from operations                                                385           338       13.9
Net interest expense                                                   (105)         (106)      (0.9)
                                                                  ----------------------------------------
Earnings before tax                                                     280           232       20.7
Tax expense                                                             (91)          (76)      19.7
Minority interest/associate losses                                        1            (2)     150.0
                                                                  ----------------------------------------
Net earnings                                                            190           154       23.4
----------------------------------------------------------------------------------------------------------

* Earnings Before Interest, Taxation, Depreciation and Amortisation

Excluding abnormal items, revenue decreased by $42 million (3.1%) for Q4 2002 compared to Q4 2001. This primarily resulted from lower calling, resale and cellular revenues.

Excluding abnormal items, operating expenses decreased 12.7% in Q4 2002 compared to Q4 2001. This decrease was primarily the result of lower cost of sales, as well as lower labour expense. The net effect of revenue and expense movements was an increase in adjusted EBITDA of $65 million (12.4%).

Depreciation and amortisation was 9.6% higher in Q4 2002 as a result of additional investment in infrastructure in 2001. Tax expense was also higher, resulting in adjusted earnings for Q4 2002 that increased $36 million (23.4%) from the previous year.

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

OVERVIEW OF SEGMENTAL RESULTS

Telecom's earnings from operations (excluding abnormal items) were $385 million for Q4 2002, compared to $338 million for Q4 2001. The tables following detail revenues, expenses and earnings from operations by reporting segment.

Breakdown of Group Results

--------------------------------------------------------------------------------
                                                    Quarter ended 30 June
                                            2002            2001          Change
                                             $m              $m              %
--------------------------------------------------------------------------------
NZ Operations
Operating revenues                           931             938           (0.7)
Operating expenses*                         (543)           (575)          (5.6)
                                      ------------------------------------------
Earnings from operations                     388             363            6.9
Australian Operations
Operating revenues                           431             479          (10.0)
Operating expenses*                         (400)           (453)         (11.7)
                                      ------------------------------------------
Earnings from operations                      31              26           19.2
Corporate and Other
Operating revenues                             -               6         (100.0)
Operating expenses*                          (34)            (57)         (40.4)
                                      ------------------------------------------
Earnings from operations                     (34)            (51)         (33.3)
Eliminations#
Operating revenues                           (35)            (54)         (35.2)
Operating expenses*                           35              54          (35.2)
                                      ------------------------------------------
Earnings from operations                       -               -            -
Telecom Group
Operating revenues                         1,327           1,369           (3.1)
Operating expenses*                         (942)         (1,031)          (8.6)
                                      ------------------------------------------
Earnings from operations                     385             338           13.9
                                      ------------------------------------------
--------------------------------------------------------------------------------

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

Segmental Results - New Zealand Operations

--------------------------------------------------------------------------------
                                                    Quarter ended 30 June
                                            2002            2001          Change
                                             $m              $m              %
--------------------------------------------------------------------------------
NZ Wireline
Operating revenues                           693             708           (2.1)
Operating expenses*                         (399)           (415)          (3.9)
                                      ------------------------------------------
Earnings from operations                     294             293            0.3
NZ Mobile
Operating revenues                           188             183            2.7
Operating expenses*                         (139)           (131)           6.1
                                      ------------------------------------------
Earnings from operations                      49              52           (5.8)
International
Operating revenues                           115             115            -
Operating expenses*                          (90)           (111)         (18.9)
                                      ------------------------------------------
Earnings from operations                      25               4          525.0
Internet and Directories Services
Operating revenues                            67              51           31.4
Operating expenses*                          (47)            (37)          27.0
                                      ------------------------------------------
Earnings from operations                      20              14           42.9
Eliminations#
Operating revenues                          (132)           (119)          10.9
Operating expenses*                          132             119           10.9
                                      ------------------------------------------
Earnings from operations                       -               -            -
NZ Operations
Operating revenues                           931             938           (0.7)
Operating expenses*                         (543)           (575)          (5.6)
                                      ------------------------------------------
Earnings from operations                     388             363            6.9
                                      ------------------------------------------
--------------------------------------------------------------------------------

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

Segmental Results - Australian Operations

--------------------------------------------------------------------------------------------------------

                                                                           Quarter ended 30 June
                                                                       2002       2001       Change

                                                                        $m         $m          %
--------------------------------------------------------------------------------------------------------
Australian Consumer

Operating revenues                                                       203        256      (20.7)
Operating expenses*                                                     (175)      (241)     (27.4)
                                                                  --------------------------------------
Earnings from operations                                                  28         15       86.7
Australian Business and Internet Services

Operating revenues                                                       231        230        0.4
Operating expenses*                                                     (228)      (219)       4.1
                                                                  --------------------------------------
Earnings from operations                                                   3         11      (72.7)
Eliminations#

Operating revenues                                                        (3)        (7)     (57.1)
Operating expenses*                                                        3          7      (57.1)
                                                                  --------------------------------------
Earnings from operations                                                   -          -        -
Australian Operations

Operating revenues                                                       431        479      (10.0)
Operating expenses*                                                     (400)      (453)     (11.7)
                                                                  --------------------------------------
Earnings from operations                                                  31         26       19.2
                                                                  --------------------------------------
--------------------------------------------------------------------------------------------------------

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

NZ WIRELINE

NZ Wireline - Results of Operations

--------------------------------------------------------------------------------------------------------

                                                                          Quarter ended 30 June
                                                                       2002        2001      Change

                                                                        $m          $m         %
--------------------------------------------------------------------------------------------------------
Operating revenues

   Local Service                                                         260         257       1.2
   Calling                                                               235         237      (0.8)
   Interconnection                                                        26          39     (33.3)
   Data                                                                  121         118       2.5
   Other operating revenue                                                51          57     (10.5)
                                                                  --------------------------------------
                                                                         693         708      (2.1)
Operating expenses

   Labour                                                                 67          62       8.1
   Cost of sales                                                         117         131     (10.7)
   Other operating expenses                                              126         125       0.8
                                                                  --------------------------------------
                                                                         310         318      (2.5)
                                                                  --------------------------------------

EBITDA                                                                   383         390      (1.8)

Depreciation                                                              89          97      (8.2)
                                                                  --------------------------------------

Earnings from operations                                                 294         293       0.3

--------------------------------------------------------------------------------------------------------

Revenue

Local service revenue increased by 1.2% as increased business and residential access revenue (primarily resulting from price increases earlier in 2002) outweighed decreased revenue from local calls and value-added services.

Calling revenue was almost unchanged for Q4 2002 compared to Q4 2001. While revenue from national calls, calls to cellular networks and international calling all decreased, this was offset by an increase in national 0800 revenue, as shown in the table on the following page.

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

                                                                          Quarter ended 30 June
                                                                       2002        2001       Change

                                                                                                %
-----------------------------------------------------------------------------------------------------------------
National calls
Revenue ($m)                                                              70          72       (2.8)
Call minutes (m)                                                         553         642      (13.9)

Calls to cellular networks
Revenue ($m)                                                              72          77       (6.5)
Call minutes (m)                                                         157         160       (1.9)

National 0800
Revenue ($m)                                                              33          28       17.9
Call minutes (m)                                                         199         192        3.6

International calling
Revenue ($m)                                                              46          47       (2.1)
Call minutes (m)                                                         132         151      (12.6)

-----------------------------------------------------------------------------------------------------------------

The decline in interconnection revenue reflects the shift of interconnection revenue sourced from Telecom Mobile customers calling customers of other mobile operators to the NZ Mobile segment. In 2001, the NZ Wireline segment was an intermediary in this relationship.

The 2.5% increase in data revenue reflects increased Jetstream, frame relay and IP Net/Netgate revenue, offset by decreasing digital data service revenue.

Expenses

Labour costs for Q4 2002 increased 8.1% compared to Q4 2001 as a result of a year-end increase in personnel accruals. Decreased cost of sales in Q4 2002 reflected lower cost of sales for international.

Other operating expenses increased 0.8% as efficiency initiatives put in place throughout the year were offset by restructuring costs of approximately $8 million incurred in Q4 2002.

Reduced depreciation reflects a decrease in the network asset base.

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

NZ MOBILE

NZ Mobile - Results of Operations

--------------------------------------------------------------------------------------------------------
                                                                          Quarter ended 30 June
                                                                       2002        2001      Change

                                                                        $m          $m         %
--------------------------------------------------------------------------------------------------------
Operating revenues
   Cellular revenue                                                      127         126       0.8
   Other mobile                                                           12          12         -
                                                                  --------------------------------------
   Total cellular and other mobile                                       139         138       0.7
   Interconnection                                                        49          45       8.9
                                                                  --------------------------------------
                                                                         188         183       2.7
Operating expenses
   Labour                                                                  9           8      12.5
   Cost of sales                                                          58          63      (7.9)
   Other operating expenses                                               36          31      16.1
                                                                  --------------------------------------
                                                                         103         102       1.0
                                                                  --------------------------------------

EBITDA                                                                    85          81       4.9

Depreciation and amortisation                                             36          29      24.1
                                                                  --------------------------------------

Earnings from operations                                                  49          52      (5.8)

--------------------------------------------------------------------------------------------------------

Revenue

Cellular revenue increased 0.8%, while call minutes were stable, as shown in the table below. The increase in cellular revenue was despite the disposal of Telecom Mobile Radio. Telecom Mobile Radio contributed $2 million of revenue to Q4 2001.

--------------------------------------------------------------------------------------------------------
                                                                         Quarter ended 30 June
                                                                       2002       2001      Change
                                                                                              %
--------------------------------------------------------------------------------------------------------
Cellular revenue

Cellular revenue ($m)                                                    127        126       0.8
Call minutes (m)                                                         277        277         -

Average Revenue Per User (ARPU)
ARPU - $ per month
    Postpaid                                                            72.3       73.4      (1.5)
    Prepaid                                                              7.2        7.5      (4.0)
    Third party prepaid                                                  2.8        2.6       7.7
Total                                                                   31.5       32.3      (2.5)

Total ARPU including interconnection                                    43.6       43.9      (0.7)
--------------------------------------------------------------------------------------------------------

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------


ARPU stabilised during the quarter. Total ARPU including interconnection was $43.6 for Q4 2002, down slightly from ARPU of $43.9 in Q4 2001, but up slightly on ARPU of $43.3 recorded in Q3 2002.

Other mobile revenue was stable, while interconnection increased as a result of the increase in the interconnection rate with the NZ Wireline segment.

Expenses

Labour costs were stable. Lower cost of sales reflected lower customer acquisition costs, due to a reduced focus on connection growth and lower handset subsidies.

The growth in other operating expenses reflects the AMPS/DAMPS network software fees that are now expensed, having previously been capitalised, which increased expenses in Q4 2002 by $5 million.

Increased depreciation expense is the result of depreciation on the new CDMA network.

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------


INTERNATIONAL

International - Results of Operations

------------------------------------------------------------------------------------------------------------
                                                                         Quarter ended 30 June
                                                                  2002            2001           Change
                                                                   $m              $m              %
------------------------------------------------------------------------------------------------------------
Operating revenues
   International calling                                            80              89          (10.1)
   Data                                                             18              15           20.0
   Other operating revenue                                          17              11           54.5
                                                             -----------------------------------------------
                                                                   115             115              -
Operating expenses
   Labour                                                            6               5           20.0
   Cost of sales                                                    61              75          (18.7)
   Other operating expenses                                         10              21          (52.4)
                                                             -----------------------------------------------
                                                                    77             101          (23.8)
                                                             -----------------------------------------------

EBITDA                                                              38              14          171.4

Depreciation                                                        13              10           30.0
                                                             -----------------------------------------------

Earnings from operations                                            25               4          525.0

------------------------------------------------------------------------------------------------------------


Revenue

International calling revenue decreased as a result of decreasing wholesale prices and renegotiated bilateral agreements with other carriers. There was however an even greater offsetting decrease in cost of sales, resulting in an improved international calling margin. Despite the price decreases, revenue from outwards calls and transits increased as a result of increased call minutes, as shown in the table below.

-------------------------------------------------------------------------------------------------
                                                              Quarter ended 30 June
                                                       2002            2001           Change
                                                                                        %
-------------------------------------------------------------------------------------------------
Outward calls
Revenue ($m)                                             29              25           16.0
Call minutes (m)                                        214             166           28.9

Inward calls
Revenue ($m)                                             35              50          (30.0)
Call minutes (m)                                        219             137           59.9

Transit call margin
Revenue ($m)                                             16              14           14.3
Call minutes (m)                                        329             275           19.6

-------------------------------------------------------------------------------------------------

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

Growth in data revenue reflected increasing data services provided to Telecom's Australian operations, partly offset by reductions in the rate for data services paid by Telecom's New Zealand Operations.

The increase in other operating revenue for Q4 2002 compared to Q4 2001 principally reflects revenue from cable restoration projects. Also included in Q4 2002 other operating revenue is a gain of $1 million on the sale of international network capacity.

Expenses

As noted above, cost of sales reduced as a result of renegotiated rates with other carriers.

The decrease in other operating expenses resulted from lower cable maintenance, satellite utilisation and other direct costs.

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------


INTERNET AND DIRECTORIES SERVICES

Internet and Directories Services - Results of Operations

--------------------------------------------------------------------------------------------------------
                                                                     Quarter ended 30 June
                                                              2002            2001           Change
                                                               $m              $m              %
--------------------------------------------------------------------------------------------------------
Operating revenues
   Internet                                                     30              22           36.4
   Directories                                                  37              29           27.6
                                                         -----------------------------------------------
                                                                67              51           31.4
Operating expenses
   Labour                                                       10              10              -
   Cost of sales                                                17              13           30.8
   Other operating expenses                                     16              12           33.3
                                                         -----------------------------------------------
                                                                43              35           22.9
                                                         -----------------------------------------------

EBITDA                                                          24              16           50.0

Depreciation                                                     4               2          100.0
                                                         -----------------------------------------------

Earnings from operations                                        20              14           42.9

--------------------------------------------------------------------------------------------------------

Revenues

Internet revenue increased 36.4% as a result of subscriber growth and increased utilisation. The table below shows the growth in total dial up hours and average hours per customer.

-------------------------------------------------------------------------------------------------------
                                                                    Quarter ended 30 June
                                                             2002            2001           Change
                                                                                              %
-------------------------------------------------------------------------------------------------------
Total dial-up hours (m)                                       35.9            24.2           48.3
Average hours per active dial-up customer per month           31.9            28.3           12.7

-------------------------------------------------------------------------------------------------------

Directories revenue increased by $8 million (27.6%) as a result of the timing of directory publication, coupled with increased revenue from advertisers. The Nelson & Bays directory was published in Q4 2002, whereas previously this directory had been published in Q1. This contributed an additional $4 million to 2002 directories revenue.

Expenses

Labour costs were stable year on year. Cost of sales increased as a result of growth in Internet business and the publication of additional regional directories.

Other operating expenses increased by $4 million due to lower capitalisation of expenditure to capital projects.

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

AUSTRALIAN CONSUMER

Australian Consumer - Results of Operations

--------------------------------------------------------------------------------

                                                        Quarter ended 30 June

                                                      2002      2001      Change
                                                      $m        $m          %
--------------------------------------------------------------------------------
Operating revenues
   Calling                                              73        89      (18.0)
   Cellular and other mobile                            58        82      (29.3)
   Internet                                              2         2          -
   Resale                                               67        78      (14.1)
   Other operating revenue                               3         5      (40.0)
                                                  ------------------------------
                                                       203       256      (20.7)
Operating expenses
   Labour                                               10        13      (23.1)
   Cost of sales                                       127       190      (33.2)
   Other operating expenses                             20        25      (20.0)
   Allocated costs                                       9         9          -
                                                  ------------------------------
                                                       166       237      (30.0)
                                                  ------------------------------

EBITDA                                                  37        19       94.7

Depreciation and amortisation                            9         4      125.0
                                                  ------------------------------

Earnings from operations                                28        15       86.7
--------------------------------------------------------------------------------


Revenues

Lower calling revenues reflected the transfer of inwards calling to the International segment, whereas in Q4 2001 international inward contributed $8 million to Australian Consumer revenues. It also reflected lower revenue from national calls, as both minutes and average prices fell, while increased calls to cellular networks offset lower revenue from international calling. See the table on the following page.

While cellular revenue decreased by 29.3%, a significant decrease in mobile cost of sales led to an increase in the mobile gross margin of 87.5%.

--------------------------------------------------------------------------------
                                                        Quarter ended 30 June
                                                     2002      2001      Change
                                                      $m        $m          %
--------------------------------------------------------------------------------
Cellular and other mobile
Cellular and other mobile revenue                      58        82      (29.3)
Mobile cost of sales                                  (28)      (66)     (57.6)
                                                  ------------------------------
Mobile gross margin                                    30        16       87.5

--------------------------------------------------------------------------------

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                        Quarter ended 30 June
                                                    2002       2001       Change
                                                                             %
--------------------------------------------------------------------------------

National calls
Revenue ($m)                                           25         32      (21.9)
Call minutes (m)                                      179        195       (8.2)

Calls to cellular networks
Revenue ($m)                                           34         32        6.3
Call minutes (m)                                       66         65        1.5

International calling
Revenue ($m)                                           14         16      (12.5)
Call minutes (m)                                       47         48       (2.1)
--------------------------------------------------------------------------------

Resale revenue declined 14.1% as a result of changes in the marketing and pricing of this service, which have reduced revenues as a number of customers who were limited users of AAPT's other services have discontinued use of this service.

Expenses

Labour expense and other operating expenses decreased as a result of efficiency initiatives implemented in 2002 that have reduced staff numbers and costs.

Cost of sales decreased as a result of lower cost of sales for cellular, improved cost per minute for voice traffic and the transfer of international inwards to the International segment.

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

AUSTRALIAN BUSINESS AND INTERNET SERVICES

Australian Business and Internet Services - Results of Operations

--------------------------------------------------------------------------------

                                                       Quarter ended 30 June

                                                 2002        2001        Change
                                                  $m          $m           %
--------------------------------------------------------------------------------
Operating revenues
   Local Service                                   14          12        16.7
   Calling                                         72          76        (5.3)
   Cellular and other mobile                       10           4       150.0
   Interconnection                                 12           5       140.0
   Internet                                        22          21         4.8
   Data                                            62          52        19.2
   Resale                                          26          34       (23.5)
   Other operating revenue                         13          26       (50.0)
                                              ----------------------------------
                                                  231         230         0.4
Operating expenses
   Labour                                          27          28        (3.6)
   Cost of sales                                  155         150         3.3
   Other operating expenses                         4           8       (50.0)
   Allocated costs                                 14          14           -
                                              ----------------------------------
                                                  200         200           -
                                              ----------------------------------

EBITDA                                             31          30         3.3

Depreciation and amortisation                      28          19        47.4
                                              ----------------------------------
Earnings from operations                            3          11       (72.7)
--------------------------------------------------------------------------------


Overview of Results

Decreased calling revenues reflected lower international inwards revenues, as the bulk of this business has transferred to the International segment. Revenue from national calls was stable, while revenue from calls to cellular networks increased by 25.9%, as shown in the table on the following page.

Increased cellular revenue reflects cross-selling of cellular products to Business and Internet Services customers, while increased interconnection revenue reflects an increasing number of customers directly connected to AAPT infrastructure.

Growth in data revenue was principally driven by the CBA contract. Similar to the Australian Consumer segment, resale revenue declined, while other operating revenue decreased as a result of lower asset realisations and other miscellaneous services revenue.

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                      Quarter ended 30 June

                                                      2002    2001     Change
                                                                          %
------------------------------------------------------------------------------
National calls
Revenue ($m)                                            38      38        -
Call minutes (m)                                       142     145     (2.1)

Calls to cellular networks
Revenue ($m)                                            34      27     25.9
Call minutes (m)                                        81      74      9.5

International calling
Revenue ($m)                                            10      11     (9.1)
Call minutes (m)                                        35      40    (12.5)

--------------------------------------------------------------------------------


Expenses

Labour costs decreased by 3.6% as a result of reduced staff numbers. Cost of sales increased in line with increased revenue from calls to cellular networks, data and cellular. Other operating expenses decreased as a result of efficiency initiatives.

                                           APPENDIX TWO - FOURTH QUARTER RESULTS
--------------------------------------------------------------------------------

CORPORATE AND OTHER

--------------------------------------------------------------------------------
                                                      Quarter ended 30 June

                                                     2002      2001    Change
                                                      $m        $m        %
--------------------------------------------------------------------------------

Revenue
Other operating revenue                                 -         6     (100.0)

Operating expenses
Operations and support
expenses                                                8        32      (75.0)
Depreciation                                            3         2       50.0
Amortisation of AAPT goodwill                          23        23          -
--------------------------------------------------------------------------------

Revenue in Q4 2001 represents dividends from various corporate investments. No equivalent revenue was recorded in Q4 2002.

The decrease in operations and support expenses reflects the gain on the termination of a foreign exchange hedge of $19 million (pre tax) recorded in Q4 2002.

CASH FLOW AND CAPITAL EXPENDITURE (CONSOLIDATED)

--------------------------------------------------------------------------------
                                                        Quarter ended 30 June

                                                      2002      2001     Change
                                                       $m        $m        %
--------------------------------------------------------------------------------

Cash flow

Net cash flow from operating activities                539       503      7.2

Capital expenditure

NZ Wireline                                             64       143    (55.2)
NZ Mobile                                               76       121    (37.2)
International                                            5        35    (85.7)
Internet and Directories Services                        5        12    (58.3)
Australian Consumer                                      3        94    (96.8)
Australian Business and Internet                        42        72    (41.7)
Corporate and other                                     16        19    (15.8)
                                                    ----------------------------
                                                       211       496    (57.5)

--------------------------------------------------------------------------------

Net cash flow from operating activities increased by 7.2% as a result of lower payments to suppliers and employees, partly offset by higher tax and interest payments.

The decrease in capital expenditure is consistent with the trend in previous quarters, reflecting tight control of capital expenditure across all segments.

                             APPENDIX I (Rule 10.4)
                    PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

                   Telecom Corporation of New Zealand Limited

                   For the Full Year Ended 30 June 2002 (date)

             (referred to in this report as the "current full year")

Preliminary full year report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2. This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on audited accounts. The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.


                                                                                 ------------------------------------------------
[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]                              CONSOLIDATED OPERATING STATEMENT
                                                                                 ------------------------------------------------
                                                                                      Current                       Previous
1.       OPERATING REVENUE                                                           full year        Up/        corresponding
                                                                                      $NZ'000       (Down)         full year
                                                                                                      %             $NZ'000

                                                                                 ------------------------------------------------
(a)      Sales revenue                                                                 5,537,000       (2.0%)       5,648,000

                                                                                 ------------------------------------------------

(b)      Other revenue                                                                         -                            -

                                                                                 ----------------               -----------------

(c)      Total operating revenue                                                       5,537,000                    5,648,000

                                                                                 ----------------               -----------------

2(a)     OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX                                1,037,000                    1,212,000

                                                                                 ----------------               -----------------

(b)      Unusual items for separate disclosure                                          (862,000)                    (268,000)
                                                                                 ------------------------------------------------

(c)      OPERATING SURPLUS BEFORE  TAX                                                   175,000      (81.5%)         944,000
                                                                                 ------------------------------------------------

(d)      Less tax on operating profit                                                   (365,000)                    (283,000)

                                                                                 ----------------               -----------------

(e)      Operating (deficit) / surplus after tax but before minority interests          (190,000)                     661,000

                                                                                 ----------------               -----------------

(f)      Plus minority interests                                                           3,000                            -

                                                                                 ----------------               -----------------

(g)      Equity earnings [detail in item 19 below]                                        (1,000)                     (18,000)
                                                                                 ------------------------------------------------
(h)      OPERATING (DEFICIT)/SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF
OF                                                                                      (188,000)     (129.2%)        643,000
         LISTED ISSUER
                                                                                 ------------------------------------------------

3(a)     Extraordinary Items after tax [detail in 6(a)below]                                   -                            -

                                                                                 ----------------               -----------------

(b)      Less Minority Interests                                                               -                            -

                                                                                 ----------------               -----------------

(c)      Extraordinary items after tax attributable to Members of the Listed
         Issuer                                                                                -                            -
                                                                                 ----------------               -----------------
4(a)     TOTAL OPERATING (DEFICIT) /  SURPLUS AND EXTRAORDINARY ITEMS AFTER
AFTER                                                                                   (191,000)                     643,000
         TAX [2(e) + 2(g) + 3(a) ABOVE]
                                                                                 ----------------               -----------------

(b)      Operating Surplus and Extraordinary Items after Tax attributable to               3,000                            -
         Minority Interests [Items 2(f) + 3(b) above]
                                                                                 ------------------------------------------------
(c)      OPERATING (DEFICIT) / SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX
         ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(h) + 3(c) ABOVE]               (188,000)     (129.2%)        643,000
                                                                                 ------------------------------------------------



Note: Certain comparatives have been restated to conform to the current period classifications

 Page one

                                                                                       -------------------------------------------
5.       DETAILS OF SPECIFIC RECEIPTS/OUTLAYS,                                                        CONSOLIDATED
         REVENUES/EXPENSES FOR THE FULL YEAR

                                                                                       -------------------------------------------

#        Items marked in this way need be shown only where their inclusion as                Current               Previous
         revenue or exclusion from expenses has had a material effect on                    full year           corresponding
         reported surplus.                                                                   $NZ'000              full year
                                                                                                                   $NZ'000

                                                                                       -------------------------------------------

(a)      Interest revenue included in Item 2(c) above
                                                                                               17,000                53,000
                                                                                       -------------------------------------------

(b)      # Interest revenue included in 5(a) above but not yet received
                                                                                                    -                     -
                                                                                       -------------------------------------------
(c)      Interest expense included in Item 2(c) above (include all forms of
         interest, lease finance charges, etc.)                                              (430,000)             (434,000)
                                                                                       -------------------------------------------
(d)      # Interest costs excluded from 5(c) above and capitalised in asset
         values                                                                               (10,000)              (44,000)
                                                                                       -------------------------------------------
(e)      # Outlays (other than those arising from the acquisition of an existing
business) capitalised in intangibles                                                              N/A                   N/A
                                                                                       -------------------------------------------
(f)      Depreciation including all forms of amortisation and writing down of
         property/investment                                                                 (815,000)             (722,000)
                                                                                       -------------------------------------------

(g)      Write-off of intangibles                                                            (717,000)                    -

                                                                                       -------------------------------------------
(h)      Unrealised changes in value of investments
                                                                                                    -                     -
                                                                                       -------------------------------------------

Note: Certain comparatives have been restated to conform to current period classifications

6.(a)   UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

---------------------------------------------------------------------------------------------------------------------------------
                                                                       GROUP - CURRENT FULL YEAR
                                       ------------------------------------------------------------------------------------------
                                               Before tax                Related income tax                  After tax
 DETAILS AND COMMENTS                            $NZ'000                       $NZ'000                        $NZ'000

---------------------------------------------------------------------------------------------------------------------------------
Unusual Items -
Item 2(b) above

                                                    862,000                        4,000                        858,000

                                       ------------------------------------------------------------------------------------------
Total Unusual items                                 862,000                        4,000                        858,000
                                       ------------------------------------------------------------------------------------------
Extraordinary Items -
Item 3(a) above                                           -                            -                              -
                                       ------------------------------------------------------------------------------------------
Total extraordinary items                                 -                            -                              -
---------------------------------------------------------------------------------------------------------------------------------

6.(b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current full year - Refer Management Commentary.
ii Significant trends or events since end of current full year - Refer Management Commentary.
iii.  Changes in accounting policies since last Annual Report to be disclosed -

REFER ANNEXURE TWO

Except for the changes in policy referred to in annexure two, there have been no changes in accounting policies during the last full year.

Page two

                                                                          ------------------------------------------------------
7.       EARNINGS PER SECURITY                                                                 CONSOLIDATED
                                                                          ------------------------------------------------------
Calculation of basic and fully diluted, EPS in accordance with IAS33:               Current                   Previous
Earnings Per Share                                                                 full year                corresponding
                                                                                     Cents                    full year
                                                                                                                Cents
                                                                          ------------------------------------------------------
(a)      Basic EPS                                                          (a)      (10.1)                     36.4

(b)      Diluted EPS (if materially different from (a))                     (b)        N/A                       N/A

                                                                          ------------------------------------------------------

8.(a)      MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

     (i)   Name of subsidiary or group of subsidiaries.

     (ii)  Contribution to consolidated *surplus/(loss) and
           extraordinary items after tax and minority interests.                            $________________-________________

     (iii) Date from which such contribution has been calculated.                            ________________-________________

     (iv)  Operating *surplus(deficit) and extraordinary items after tax
           of the subsidiary for the previous corresponding period                          $________________-________________

  (b)      MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

     (i)   Name of subsidiary or group of subsidiaries.

     (ii)  Contribution to consolidated operating *surplus(deficit) and
           extraordinary items after tax from operation of subsidiary.                      $________________-________________

     (iii) Date to which such contribution has been calculated.                              ________________-________________

     (iv)  Contribution to consolidated operating *surplus(deficit) and
           extraordinary items after tax for the previous corresponding period              $________________-________________

     (v)   Contribution to consolidated operating *surplus(deficit) and
           extraordinary items from sale of subsidiary.                                     $________________-________________

9.   REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS (Refer Annexure One)

     Information on the industry and geographical segments of the Listed Issuer is to be reported for the full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the full year report:

     SEGMENTS

-    Operating revenue:
         Sales to customers outside the group
         Intersegment sales
         Unallocated revenue

-    Total revenue [consolidated total equal to Item 1(c) above]

-    Segment result

Page three

               STATEMENT OF ASSETS, LIABILITIES AND CAPITAL FUNDS
             [Note (VIII) attached has particular relevance for the
                         preparation of this statement]

                                                                     ------------------------------------------
                                                                                   CONSOLIDATED
                                                                     ------------------------------------------
                                                                      At end of current    As shown in last
                                                                          full year          Annual Report
                                                                           $NZ'000              $NZ'000
10.      CURRENT ASSETS
                                                                     ------------------------------------------
         (a)      Cash                                                        82,000               94,000
                                                                     ------------------------------------------
         (b)      Receivables                                                749,000              755,000
                                                                     ------------------------------------------
         (c)      Investments                                                230,000              115,000
                                                                     ------------------------------------------
         (d)      Inventories                                                 34,000               38,000
                                                                     ------------------------------------------
         (e)      Other                                                      362,000              288,000
                                                                     ------------------------------------------
         (f)      TOTAL CURRENT ASSETS                                     1,457,000            1,290,000
                                                                     ------------------------------------------
         NON-CURRENT ASSETS
                                                                     ------------------------------------------
         (g)      Receivables                                                      -                    -
                                                                     ------------------------------------------
         (h)      Investments                                                866,000              737,000
                                                                     ------------------------------------------
         (i)      Inventories                                                      -                    -
                                                                     ------------------------------------------
         (j)      Property, plant and equipment                            4,826,000            4,901,000
                                                                     ------------------------------------------
         (k)      Intangibles                                              1,097,000            2,044,000
                                                                     ------------------------------------------
         (l)      Other                                                            -                    -
                                                                     ------------------------------------------
         (m)      TOTAL NON-CURRENT ASSETS                                 6,789,000            7,682,000
                                                                     ------------------------------------------
         (n)      TOTAL ASSETS                                             8,246,000            8,972,000
                                                                     ------------------------------------------
11.      CURRENT LIABILITIES

         (a)      Bank overdraft                                                   -               18,000
                                                                     ------------------------------------------
         (b)      Accounts payable                                           896,000            1,106,000
                                                                     ------------------------------------------
         (c)      Borrowings                                               1,178,000            2,165,000
                                                                     ------------------------------------------
         (d)      Provisions                                                   5,000               59,000
                                                                     ------------------------------------------
         (e)      Other                                                      334,000              298,000
                                                                     ------------------------------------------
         (f)      TOTAL CURRENT LIABILITIES                                2,413,000            3,646,000
                                                                     ------------------------------------------
         NON-CURRENT LIABILITIES

         (g)      Accounts payable                                                 -                    -
                                                                     ------------------------------------------
         (h)      Borrowings                                               4,434,000            3,298,000
                                                                     ------------------------------------------
         (i)      Provisions                                                       -                2,000
                                                                     ------------------------------------------
         (j)      Other                                                       71,000               23,000
                                                                     ------------------------------------------
         (k)      TOTAL NON-CURRENT LIABILITIES                            4,505,000            3,323,000
                                                                     ------------------------------------------
         (l)      TOTAL LIABILITIES                                        6,918,000            6,969,000
                                                                     ------------------------------------------
         (m)      NET ASSETS                                               1,328,000            2,003,000
                                                                     ------------------------------------------
12.      CAPITAL FUNDS
                                                                     ------------------------------------------
         (a)      Contributed capital                                      1,562,000            1,482,000
                                                                     ------------------------------------------
         (b)      Reserves    (i)   Revaluation reserve                            -                    -
                                                                     ------------------------------------------
                              (ii)  Foreign currency translation            (203,000)             (12,000)

                                                                     ------------------------------------------
         (c)      (Accumulated deficit)/ Retained surplus                    (34,000)             527,000
                                                                     ------------------------------------------
         (d)      CAPITAL FUNDS ATTRIBUTABLE TO MEMBERS
                          OF THE HOLDING COMPANY                           1,325,000            1,997,000

                                                                     ------------------------------------------
         (e)      Outside equity interests in subsidiaries                     3,000                6,000
                                                                     ------------------------------------------
         (f)      TOTAL CAPITAL FUNDS                                      1,328,000            2,003,000
                                                                     ------------------------------------------

Note: Certain comparatives have been restated to conform to current period classifications

Page four

                    STATEMENT OF CASH FLOWS FOR THE FULL YEAR

                                                                                   -----------------------------------
[See Note (IX) attached]                                                               Current           Previous
                                                                                      full year       corresponding
                                                                                       $NZ'000          full year
                                                                                                         $NZ'000
                                                                                   -----------------------------------
13.      CASH FLOWS RELATING TO OPERATING ACTIVITIES

         (a)      Receipts from customers                                              5,396,000         5,172,000

         (b)      Interest received                                                       16,000            54,000

         (c)      Dividends received                                                       3,000           248,000

         (d)      Proceeds from cross border lease                                        35,000            20,000

         (e)      Payments to suppliers and employees                                 (3,317,000)       (3,114,000)

         (f)      Interest paid                                                         (445,000)         (433,000)

         (g)      Income tax paid                                                       (304,000)         (184,000)

         (h)      Other - Payments from provisions                                       (33,000)           (5,000)
                                                                                   -----------------------------------
         (i)      NET OPERATING CASH FLOWS                                             1,351,000         1,758,000
                                                                                   -----------------------------------


14.      CASH FLOWS RELATED TO INVESTING ACTIVITIES

         (a)      Cash proceeds from sale of property, plant and equipment
                                                                                          65,000            37,000
         (b)      Purchase of long-term investments
                                                                                        (341,000)         (309,000)
         (c)      (Purchase) / sale of short term investments, net
                                                                                        (157,000)          537,000
         (d)      Cash paid for purchases of property, plant and equipment
                                                                                        (828,000)       (1,478,000)
         (e)      Interest paid - capitalised
                                                                                         (10,000)          (44,000)
         (f)      Cash paid for purchases of equity investments - AAPT Limited
                                                                                               -          (635,000)
                                                                                   -----------------------------------
         (i)      NET INVESTING CASH FLOWS                                            (1,271,000)       (1,892,000)
                                                                                   -----------------------------------


15.      CASH FLOWS RELATED TO FINANCING ACTIVITIES                                            -           495,000

         (a)      Cash proceeds from issues of shares, options, etc.                   1,777,000           412,000

         (b)      Proceeds from long term borrowings                                    (949,000)         (513,000)

         (c)      Repayment of long term borrowings                                       (2,000)           (2,000)
                                                                                        (343,000)         (475,000)
         (d)      Dividends paid    - Minority Interests

                                    - Other                                             (557,000)          212,000

         (e)      Other - Proceeds from Short Term Debt, net

                                                                                   -----------------------------------
         (g)      NET FINANCING CASH FLOWS                                               (74,000)          129,000
                                                                                   -----------------------------------
16.      NET INCREASE / (DECREASE) IN CASH HELD                                            6,000            (5,000)

         (a)      Cash at beginning of full year                                          76,000            81,000

         (b)      Exchange rate adjustments to Item 16(a) above                                -                 -
                                                                                   -----------------------------------
         (c)      CASH AT END OF FULL YEAR (including bank overdraft)                     82,000            76,000
                                                                                   -----------------------------------

Certain comparatives have been restated to conform to the current period classifications.

17.  NON-CASH FINANCING AND INVESTING ACTIVITIES

     Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash
     flows.        NIL
Page five

                                                          Reprint 1 January 1999

18.       RECONCILIATION OF CASH

     For the purposes of the above statement of cash flows, cash includes cash on hand and in banks, net of bank overdrafts

                                                                                ----------------------------------------------
Cash at the end of the full year as shown in the statement of cash flows is           Current                 Previous
reconciled to the related items in the accounts as follows:                          full year             corresponding
                                                                                      $NZ'000                full year
                                                                                                              $NZ'000
                                                                                ----------------------------------------------
Cash on hand and at bank                                                                 82,000                  94,000
                                                                                ----------------------------------------------

Deposits at call                                                                              -                       -
                                                                                ----------------------------------------------

Bank Overdraft (included in 11 (a))                                                           -                 (18,000)
                                                                                ----------------------------------------------

Other (provide details)                                                                       -                       -
                                                                                ----------------------------------------------


                                                                                ----------------------------------------------
TOTAL = CASH AT END OF FULL YEAR   [Item 16(c) above]
                                                                                         82,000                  76,000
                                                                                ----------------------------------------------

19.    EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

     Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP: 8 Accounting for Business Combinations).

                                                                                     -------------------------------------------
                                                                                                  EQUITY EARNINGS

                                                                                     -------------------------------------------
                                                                                           Current               Previous
(i)      GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES                                   full year           corresponding
                                                                                           $NZ'000              full year
                                                                                                                 $NZ'000
                                                                                     -------------------------------------------
         (a)      OPERATING (DEFICIT) BEFORE TAX                                            (1,000)              (18,000)

         (b)      Less tax                                                                       -                     -

         (c)      OPERATING (DEFICIT) AFTER TAX                                             (1,000)              (18,000)

         (d)      (i)     Extraordinary items (gross)                                            -                     -

                  (ii)    Less tax                                                               -                     -

                  (iii)   Extraordinary items (net)                                              -                     -

         (e)      OPERATING (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX                     (1,000)              (18,000)

         (f)      Less dividends paid to group                                                   -                     -

         (g)      NET (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS
                  FROM CURRENT PROFITS (ITEM 2(g) ABOVE)                                    (1,000)              (18,000)
                                                                                     -------------------------------------------



*Delete as required


Page six

                                                          Reprint 1 January 1999

         (ii)     MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

         (a) The Group has a material (from group's viewpoint) interest in the following corporations:

---------------------------------------------------------------------------------------------------------------------------------
                                                       Percentage of ordinary                   Contribution to operating
  Name                                                 shares held at end of               *surplus(deficit) and extraordinary
                                                             full year                               items after tax
---------------------------------------------------------------------------------------------------------------------------------
Equity accounted                                   Current               Previous              Current             Previous
----------------                                  full year            corresponding          full year          corresponding
associated companies                                                     full year             $NZ'000             full year
--------------------                                                                                                $NZ'000


                                            -------------------------------------------------------------------------------------
                                                                                                     Equity Accounted

                                                                                          ---------------------------------------

Pacific Carriage Holdings Limited                    50%                    50%                         -              (8,000)
Southern Cross Cables Holdings Limited               50%                    50%                         -                   -
AOL7 Pty Limited                                     33%                    50%                         -             (10,000)
Aurora Energy AAPT Pty  Limited                      33%                     -                     (1,000)                  -



---------------------------------------------------------------------------------------------------------------------------------
Other material interests                                                                           Not Equity Accounted
------------------------
                                                                                          ---------------------------------------









---------------------------------------------------------------------------------------------------------------------------------




                                                                           -----------------------------------------------------
(b)      INVESTMENTS IN ASSOCIATED COMPANIES                                        Current                     Previous
                                                                                   full year                  corresponding
                                                                                    $NZ'000                     full year
                                                                                                                 $NZ'000

                                                                           -----------------------------------------------------
                        Carrying value of investments in
                        associated companies (CV)                                          -                           -



                        Share of associated companies' retained profits and
                        reserves not included in CV:
                                                                                           -                           -
                             Retained surplus/(deficit)
                                                                                           -                           -
                             Reserves


                                                                           -----------------------------------------------------
                        Equity carrying value of investments                               -                           -
                                                                           -----------------------------------------------------









*Delete as required
Page seven


                                                          Reprint 1 January 1999

20.   ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

---------------------------------------------------------------------------------------------------------------------------
                                                                                                  Paid-Up Value
                                                      Number                    Number            (If not fully paid)
Category of Securities                                Issued                    Quoted            Cents
---------------------------------------------------------------------------------------------------------------------------
PREFERENCE SHARES:                                 -----------------      ------------------      --------------------

# (Description) Special Right Convertible                                 ------------------      --------------------

                                                                          ------------------      --------------------

Preference Share ("Kiwi Share")                    --------1--------      ------------------      --------------------

                                                   -----------------      ------------------      --------------------

Issued during current full year                    -----------------      ------------------      --------------------

                                                   -----------------      ------------------      --------------------

ORDINARY SHARES:                                   -----------------      ------------------      --------------------

At beginning of current full year                      1,856,794,360           1,856,794,360      --------------------

Issued during current full year                           16,613,767              16,613,767      --------------------

At end of current full year                            1,873,408,127           1,873,408,127      --------------------

CONVERTIBLE NOTES (Face value)                         $----300m----      ------------------      --------------------

# (Description) (convertible at $8.275 per share)  -----------------      ------------------      --------------------


OPTIONS:                                                               Exercise Price                             Expiry Date

                                                                       Weighted Average      Range                   Range
At the beginning of full year               ...11,336,122....          .....$7.296.....  $5.190-$9.170        Jul 2001 - Jun 2007

Issued during current full year             ...13,055,855....          .....$4.598.....  $0.000-$6.190        Jul 2002 - Jun 2008

Exercised during full year                     ...(25,658)...          .....$0.000.....              -                          -

Lapsed during full year                     ...(3,374,057)...          .....$5.808.....  $0.000-$8.800        Dec 2001 - Feb 2007

Forfeited during full year                  ............-....          ..........-.....              -                          -

At end of current full year                 ...20,992,262....          .....$5.862.....  $0.000-$9.170        Jul 2002 - Jun 2008

DEBENTURES - Totals only:(Face value)       ..$......448m....          .....$..........

UNSECURED NOTES - Totals only: (Face value) ..$......951m....          .....$..........

OTHER SECURITIES                                                       .....$..........                       .........$.........

# Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21. DIVIDEND: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.


22. ANNUAL MEETING               (a) To be held at:... The Duxton Hotel,
                                     Wellington
(Location)(if full year report)
                                 (b) Date: 10 October 2002....Time...2.30 pm...

                                 (c) Approximate date of availability of Annual
                                     Report:...mid September...



If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting: 8 August 2002 (date)


  /s/ M Bogoievski
-----------------------------------------------------        ------------------
(signed by)  Authorised Officer of Listed Issuer                   (date)

Page eight

                                                          Reprint 1 January 1999

Annexure One

                   Telecom Corporation of New Zealand Limited
                               Segmental Reporting

                    As at and for the year ended 30 June 2002

Geographical Segments
---------------------

                                New Zealand    Australian       Other       Eliminations &
                                 Operations    Operations    Operations     Abnormal Items    Consolidated
                                    NZ$M          NZ$M          NZ$M             NZ$M             NZ$M
Operating revenue
-----------------
External revenue                   3,615          1,855           67               -             5,537

Internal revenue                       -              3            -              (3)                -
                                --------------------------------------------------------------------------
Total revenue                      3,615          1,858           67              (3)            5,537

Segment result                     1,465             41           22            (940)              588

Segment assets                     4,886          1,553        1,411             396             8,246

Industry Segments
-----------------

                                                                                                                Eliminations
                            NZ                               Internet &   Australian   Australian   Corporate   & Abnormal
                         Wireline  NZ Mobile  International  Directories   Consumer     Business    and Other     Items       Total
                           NZ$M      NZ$M         NZ$M          NZ$M         NZ$M         NZ$M        NZ$M         NZ$M       NZ$M
Operating revenue
-----------------
External revenue          2,545       588          285           304          880         897            38          -        5,537

Internal revenue            247       173          215             4           38          14             -       (691)           -
                       -------------------------------------------------------------------------------------------------------------
Total revenue             2,792       761          500           308          918         911            38       (691)       5,537

Segment result            1,207       133           99           110           61         (17)         (143)      (862)         588

Segment assets            3,142       855          537           179          483         991         3,747     (1,688)       8,246

                   Telecom Corporation of New Zealand Limited

Annexure One

                               Segmental Reporting

                    As at and for the year ended 30 June 2001

Geographical Segments
---------------------

                          New Zealand    Australian        Other       Eliminations &
                           Operations    Operations     Operations     Abnormal Items     Consolidated
                              NZ$M          NZ$M           NZ$M             NZ$M              NZ$M
Operating revenue
-----------------
External revenue             3,577          1,775           296               -              5,648

Internal revenue                51             47             -             (98)                 -

Abnormal revenue               (12)             -             -               -                (12)
                         ------------------------------------------------------------------------------
Total revenue                3,616          1,822           296             (98)             5,636

Segment result               1,318             56           307            (356)             1,325

Segment assets               5,327          1,922           982             741              8,972

Industry Segments
-----------------

                                                                                                                Eliminations
                            NZ                               Internet &   Australian   Australian   Corporate   & Abnormal
                         Wireline  NZ Mobile  International  Directories   Consumer     Business    and Other     Items       Total
                           NZ$M      NZ$M         NZ$M          NZ$M         NZ$M         NZ$M        NZ$M         NZ$M       NZ$M

Operating revenue
-----------------
External revenue           2,544      546          265           265          974           784         271             -     5,648

Internal revenue             269      179          197             4           20            35           -          (704)        -

Abnormal revenue               -        -            -             -            -             -           -           (12)      (12)
                        ------------------------------------------------------------------------------------------------------------
Total revenue              2,813      725          462           268          994           819         271          (716)    5,636

Segment result             1,154      162           48           102           49             5          73          (268)    1,325

Segment assets             3,305      823          494            86          714         1,125       3,848        (1,423)    8,972

Annexure Two

                   Telecom Corporation of New Zealand Limited
                         Changes in Accounting Policies

                         For the year ended 30 June 2002

Accounting Policies

Except for the changes in accounting policies referred to below, the accounting policies used in the preparation of the financial statements for the year ended 30 June 2002 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2001.

Taxation

During the year ended 30 June 2002, Telecom changed its policy for accounting for deferred taxation to adopt the comprehensive method. Previously the partial method was used. This change was made to adopt the preferred method in New Zealand Statement of Standard Accounting Practice ("SSAP") 12 "Accounting for Income Tax" and reflects changes in Telecom's assets that previously gave rise to unrecognised timing differences under the partial method of accounting. The impact of this change was to reduce tax expense and decrease the deferred tax liability in the current year by $8 million.